ALEXANDER'S, INC.

ANNUAL REPORT TO

STOCKHOLDERS

2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: **001-06064**

ALEXANDERS INC
(Exact name of registrant as specified in its charter)

Delaware	**51-0100517**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
210 Route 4 East, Paramus, New Jersey	**07652**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(201) 587-8541**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $1 par value per share	ALX	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated Filer   ☑ Accelerated Filer
☐ Non-Accelerated Filer   ☐ Smaller Reporting Company
                                                     ☐ Emerging Growth Company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☑ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting shares of common stock held by non-affiliates of the registrant, (i.e., by persons other than officers and directors of Alexander's, Inc.) was $477,911,000 at June 30, 2024.

As of January 31, 2025, there were 5,107,290 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 22, 2025.

INDEX

Item			Page Number
PART I.	1.	Business	5
	1A.	Risk Factors	8
	1B.	Unresolved Staff Comments	20
	1C.	Cybersecurity	21
	2.	Properties	22
	3.	Legal Proceedings	24
	4.	Mine Safety Disclosures	24
PART II.	5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	24
	6.	Reserved	25
	7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	26
	7A.	Quantitative and Qualitative Disclosures About Market Risk	34
	8.	Financial Statements and Supplementary Data	35
	9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	55
	9A.	Controls and Procedures	55
	9B.	Other Information	58
	9C.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections	58
PART III.	10.	Directors, Executive Officers and Corporate Governance[1]	58
	11.	Executive Compensation[1]	59
	12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters[1]	59
	13.	Certain Relationships and Related Transactions, and Director Independence[1]	59
	14.	Principal Accountant Fees and Services[1]	59
PART IV.	15.	Exhibits and Financial Statement Schedules	60
	16.	Form 10-K Summary	69
Signatures			70

_____

(1) These items are omitted in whole or in part because the registrant will file a definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 with the Securities and Exchange Commission no later than 120 days after December 31, 2024, portions of which are incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future performance. They represent our intentions, plans, expectations and beliefs and are subject to numerous assumptions, risks and uncertainties. Our future results, financial condition and business may differ materially from those expressed in these forward-looking statements. You can find many of these statements by looking for words such as "approximates," "believes," "expects," "anticipates," "estimates," "intends," "plans," "would," "may" or other similar expressions in this Annual Report on Form 10-K. We also note the following forward-looking statements: estimates of future rents, estimates of future capital expenditures and estimates of dividends on shares of our common stock. Many of the factors that will determine the outcome of these and our other forward-looking statements are beyond our ability to control or predict. For further discussion of factors that could materially affect the outcome of our forward-looking statements, see "Item 1A. Risk Factors" in this Annual Report on Form 10-K.

For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K or the date of any document incorporated by reference. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report on Form 10-K.

ITEM 1.   BUSINESS

General

Alexander's, Inc. (NYSE: ALX) is a real estate investment trust ("REIT"), incorporated in Delaware, engaged in leasing, managing, developing and redeveloping its properties. All references to "we," "us," "our," "Company" and "Alexander's" refer to Alexander's, Inc. and its consolidated subsidiaries. We are managed by, and our properties are leased and developed by, Vornado Realty Trust ("Vornado") (NYSE: VNO).

We have five properties in New York City consisting of:

Operating properties

- 731 Lexington Avenue, a 1,080,000 square foot multi-use building, comprising the entire block bounded by Lexington Avenue, East 59th Street, Third Avenue and East 58th Street in Manhattan. The building contains 947,000 and 133,000 of rentable square feet of office and retail space, respectively. Bloomberg L.P. ("Bloomberg") occupies all of the office space. The Home Depot (83,000 square feet) was the principal retail tenant at the property until its lease expired on January 31, 2025;

- Rego Park I, a 338,000 square foot shopping center, is located on Queens Boulevard and 63rd Road in Queens. The center was anchored by a 50,000 square foot Burlington and a 36,000 square foot Marshalls. In the fourth quarter of 2024, we entered into ten-year leases with Burlington and Marshalls to relocate them to our Rego Park II property in 2025. Rego Park I will then be vacant and we are currently exploring sale and development opportunities for the property;

- Rego Park II, a 615,000 square foot shopping center, is located adjacent to the Rego Park I shopping center in Queens. The center is anchored by a 145,000 square foot Costco and a 133,000 square foot Kohl's, which has been subleased;

- Flushing, a 167,000 square foot building, located on Roosevelt Avenue and Main Street in Queens, that is subleased to New World Mall LLC. The property is ground leased through January 2027 with one ten-year extension option; and

- The Alexander apartment tower, located above our Rego Park II shopping center, contains 312 units aggregating 255,000 square feet.

Relationship with Vornado

We are managed by, and our properties are leased and developed by, Vornado, pursuant to various agreements which expire in March of each year and are automatically renewable. Vornado is a fully-integrated REIT with significant experience in managing, leasing, developing, and operating office and retail properties.

As of December 31, 2024, Vornado owned 32.4% of our outstanding common stock. Steven Roth is the Chairman of our Board of Directors and Chief Executive Officer, the Managing General Partner of Interstate Properties ("Interstate"), a New Jersey general partnership, and the Chairman of the Board of Trustees and Chief Executive Officer of Vornado. As of December 31, 2024, Mr. Roth, Interstate and its other two general partners, David Mandelbaum and Russell B. Wight, Jr. (who are also directors of the Company and trustees of Vornado) owned, in the aggregate, 26.0% of our outstanding common stock, in addition to the 2.3% they indirectly own through Vornado.

Significant Tenant

Bloomberg accounted for revenue of $125,349,000, $120,351,000 and $115,129,000 in the years ended December 31, 2024, 2023 and 2022, respectively, representing approximately 55%, 54% and 56% of our rental revenues in each year, respectively. No other tenant accounted for more than 10% of our rental revenues. If we were to lose Bloomberg as a tenant, or if Bloomberg were to be unable to fulfill its obligations under its lease, it would adversely affect our results of operations and financial condition. In order to assist us in our continuing assessment of Bloomberg's creditworthiness, we receive certain confidential financial information and metrics from Bloomberg. In addition, we access and evaluate financial information regarding Bloomberg from other private sources, as well as publicly available data.

Environmental Sustainability Initiatives

We have long believed a focus on environmental sustainability is responsible management of our business and important to our tenants, investors, employees and communities that we serve. Since we are externally managed by Vornado, Vornado's Corporate Governance and Nominating Committee of its Board of Trustees is assigned with oversight of sustainability matters at Alexander's, which includes climate change risk. Environmental sustainability initiatives are carried out by a dedicated team of professionals that work directly with Vornado's business units. In the discussion below, when we refer to Vornado's buildings, it includes our buildings.

Vornado is an industry leader in sustainability, owning and operating more than 26 million square feet of LEED (Leadership in Energy and Environmental Design) certified buildings, representing 100% of its certifiable office portfolio, with over 24 million square feet at LEED Gold or Platinum. In 2024, Vornado:

- became the first major U.S. real estate owner and operator to achieve 100% LEED certification across its entire portfolio of certifiable in-service buildings;
- received a GRESB's five star rating and an assessment score of 92, placing in the top 3% within Americas/Listed, and the "Green Star" distinction for the twelfth consecutive year;
- received the National Association for Real Estate Investment Trusts' (NAREIT) inaugural "The Impact at Scale Award," for implementing operational initiatives in the PENN district that advance corporate sustainability and deliver measurable impact; and
- was recognized as an EPA ENERGY STAR Partner of the Year with the distinction of having demonstrated nine years of sustained excellence.

Vornado prioritizes addressing climate change and in 2019 adopted a 10-year plan to make its buildings carbon neutral by 2030 ("Vision 2030"). Vision 2030 is a multi-faceted approach that prioritizes energy reduction, recovery, and renewable power. Vornado relies on technology, as well as meaningful stakeholder collaboration with its tenants, its employees, and its communities, to achieve this plan. Vornado's commitment to carbon neutrality and associated emissions reduction targets have been approved by the Science Based Targets Initiative as consistent with a 1.5°C climate scenario limit, the most ambitious goal of the Paris Agreement.

Vornado considers sustainability in all aspects of its business, including the design, construction, retrofitting and ongoing maintenance and operations of its portfolio of buildings. Vornado operates its buildings sustainably and efficiently by seeking to establish best practices in energy and water consumption, carbon reduction, resource and waste management and ecologically sensitive procurement. Vornado's policies, from 100% green cleaning to procuring 100% renewable electricity certificates to energy efficiency, are implemented across its entire portfolio. Vornado undertakes significant outreach with its tenants, employees and investors regarding Vornado's sustainability programs and strategies.

Vornado gathers data to measure progress against its goals, aligns its goals with its tenants, plans for its longer-term projects and engages with its stakeholders in meaningful ways. Vornado uses carbon accounting software, energy audits and models and building automation software to measure and track its portfolio-wide waste, water and energy reduction strategies, create roadmaps for each building to understand how to achieve carbon neutrality and provide accurate and actionable data for its measurement, verification and reporting requirements.

Vornado is committed to transparent reporting of sustainability performance indicators and publishes an annual Sustainability Report in accordance with the Global Reporting Initiative and aligned with the metrics codified by the Sustainability Accounting Standards Board. Vornado also submits public reports to CDP, CSA (the S&P Global Corporate Sustainability Assessment) and EP100 (global initiative led by Climate Group). Further details on Vornado's environmental sustainability initiatives and strategy, including its Vision 2030 Roadmap, can be found in Vornado's 2023 Sustainability Report at (vno.com/sustainability). There can be no assurance that Vornado's Vision 2030 commitment will be achieved in the planned time frame. The Sustainability Report is not incorporated by reference and should not be considered part of this Annual Report on Form 10-K.

Competition

We operate in a highly competitive environment located in New York City. We compete with a large number of real estate investors, property owners and developers, some of whom may be willing to accept lower returns on their investments. Principal factors of competition are rents charged, tenant concessions offered, attractiveness of location, the quality of the property and the breadth and the quality of services provided. Our success depends upon, among other factors, trends of the global, national and local economies, the financial condition and operating results of current and prospective tenants and customers, the availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation, population and employment trends, zoning laws, and our ability to lease, sublease or sell our properties, at profitable levels. Our success is also subject to our ability to refinance existing debt on acceptable terms as it comes due. See "Item 1A. Risk Factors" in this Annual Report on Form 10-K for additional information regarding these factors.

Human Capital Resources

Since we are externally managed by Vornado, we do not have separate employees that provide management, leasing and development services. We currently have 90 property-level employees who provide cleaning, engineering and security services. Our employees are managed by Vornado in accordance with its employee policies and they have access to Vornado's benefits, training and other programs.

Executive Office

Our executive office is located at 210 Route 4 East, Paramus, New Jersey, 07652 and our telephone number is (201) 587-8541.

Available Information

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, as well as Reports on Forms 3, 4 and 5 regarding officers, directors, and 10% beneficial owners, filed or furnished pursuant to Section 13(a), 15(d) or 16(a) of the Securities Exchange Act of 1934, are available free of charge on our website (www.alx-inc.com) as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Also available on our website are copies of our Audit Committee Charter, Compensation Committee Charter, Code of Business Conduct and Ethics and Corporate Governance Guidelines. In the event of any changes to these items, revised copies will be made available on our website. Copies of these documents are also available directly from us free of charge. The SEC also maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The contents of our website provided above are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC.

In May 2009, Vornado and Interstate each filed with the SEC an amendment to their respective Schedule 13D indicating that they, as a group, own 47.2% of our common stock. This ownership level, together with the shares owned by Messrs. Roth, Mandelbaum and Wight, makes us a "controlled" company for the purposes of the New York Stock Exchange, Inc.'s Corporate Governance Standards (the "NYSE Rules"). This means that we are not required to, among other things, have a majority of the members of our Board of Directors be independent under the NYSE Rules, have all of the members of our Compensation Committee be independent under the NYSE Rules or to have a Nominating Committee. While we have voluntarily complied with a majority of the independence requirements of the NYSE Rules, we are under no obligation to do so and this situation may change at any time.

ITEM 1A. RISK FACTORS

Material factors that may adversely affect our business, operations and financial condition are summarized below. The risks and uncertainties described herein may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business, operations and financial condition. See "Forward-Looking Statements" contained herein on page 4.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

We may be adversely affected by trends in office real estate, including work from home trends.

In 2024, approximately 55% of our rental revenues was from Bloomberg, the office tenant at our 731 Lexington Avenue office property. Work from home, flexible or hybrid work schedules, open workplaces, videoconferencing, and teleconferencing remain prevalent in certain situations, following the COVID-19 pandemic. Changes in tenant space utilization, including from the continuation of work from home and flexible work arrangement policies, may cause office tenants to reassess their long-term physical space needs, which could have an adverse effect on our business. Additionally, the increased use of artificial intelligence ("AI") could result in changes in tenant space utilization, including the need to reduce or reconfigure space.

All of our properties are in New York City and are affected by the economic cycles and risks inherent to this area.

All of our revenues come from properties located in New York City. Real estate markets are affected by economic downturns and we cannot predict how economic conditions will impact this market in either the short or long term. Declines in the economy and declines in the New York City real estate market have affected and could affect our financial performance and the value of our properties. In addition to the factors affecting the national economic condition generally, the factors affecting economic conditions in this area include:

- financial performance and productivity of the media, advertising, professional services, financial, technology, retail, insurance and real estate industries;
- business layoffs or downsizing;
- any oversupply of, or reduced demand for, real estate;
- industry slowdowns;
- the effects of inflation;
- interest rate fluctuations;
- relocations of businesses;
- changing demographics;
- work from home and use of alternative work places;
- changes in the number of domestic and international tourists to our markets (including as a result of changes in the relative strengths of world currencies);
- changes in diplomatic and trade relationships, as well as potential tariffs;
- the fiscal health of New York State and New York City governments and local transit authorities;
- quality of life conditions;
- infrastructure quality;
- increased government regulation and costs of complying with such regulations; and
- changes in rates or limitations of the deductibility of state and local taxes.

It is impossible for us to predict the future effects of trends in the economic and investment climates of the New York City metropolitan region, and more generally of the United States, or the real estate market in this area. Local, national or global economic downturns could negatively affect the value of our properties, our business and profitability.

We are subject to risks that affect the general and New York City retail environments.

Certain of our properties are New York City retail properties and thus are affected by the general and New York City retail environments, including the level of consumer spending and consumer confidence, New York City tourism, office and residential occupancy rates, employer remote-working policies, the threat of terrorism or other criminal acts, increasing competition from online retailers and other retail centers, and the impact of technological change upon the retail environment generally. These factors could adversely affect the financial condition of our retail tenants, or result in the bankruptcy of such tenants, and the willingness of retailers to lease space in our retail locations, which could have an adverse effect on the value of our properties, our business and profitability.

Our performance and the value of an investment in us are subject to risks associated with our real estate assets and with the real estate industry.

The value of our real estate and the value of an investment in us fluctuates depending on conditions in the general economy and the real estate business. These conditions may also adversely affect our revenues and cash flows.

The factors that affect the value of our real estate assets include, among other things:

- global, national and local economic conditions and geopolitical events;
- competition from other available space, including co-working space and subleases;
- local conditions such as an oversupply of space or a reduction in demand for real estate in the area;
- how well we manage our properties;
- the development and/or redevelopment of our properties;
- changes in market rental rates;
- trends in office real estate, including many tenants' preferences for space in modern amenitized buildings which may require the landlord to incur significant capital expenditures;
- increased competition from online shopping and its impact on retail tenants and their demand for retail space;
- potential changes in trade relationships, new tariffs and other trade protection measures or barriers that may adversely affect retailers and retail store values;
- the timing and costs associated with property improvements and rentals;
- whether we are able to pass all or portions of any increases in operating costs through to tenants;
- changes in real estate taxes and other expenses;
- fluctuations in interest rates;
- the ability of state and local governments to operate within their budgets;
- whether tenants and users such as customers and shoppers consider a property attractive;
- changes in consumer preferences adversely affecting retailers and retail store values;
- changes in tenant space utilization;
- the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;
- consequences of any armed conflict involving, or terrorist attacks against, the United States or individual acts of violence in public spaces;
- availability of financing on acceptable terms or at all;
- inflation or deflation;
- our ability to obtain adequate insurance;
- government regulation, including changes in fiscal policies, taxation, and zoning laws;
- potential liability and compliance costs associated with environmental or other laws or regulations;
- natural disasters;
- general competitive factors;
- climate change; and
- the impact of pandemics or outbreaks of other infectious diseases.

The rents or sales proceeds we receive and the occupancy levels at our properties may decline as a result of adverse changes in any of these factors. If rental revenues, sales proceeds and/or occupancy levels decline, we generally would expect to have less cash available for operating costs, to pay indebtedness and for distribution to our stockholders. In addition, some of our major expenses, including mortgage interest payments, real estate taxes and maintenance costs generally do not decline when the related rents decline, and maintenance costs can increase substantially in an inflationary environment. These factors may cause the value of our real estate assets to decline, which may result in non-cash impairment charges and the impact could be material.

Real estate is a competitive business and that competition may adversely affect us.

We compete with a large number of real estate investors, property owners and developers, some of whom may be willing to accept lower returns on their investments. Principal factors of competition are rents charged, tenant concessions offered, attractiveness of location, the quality of the property and the breadth and the quality of services provided. Substantially all of our properties face competition from similar properties in the same market, which may adversely affect the rents we can charge at those properties and our results of operations.

We may be unable to renew leases, lease vacant space or relet space as leases expire on favorable terms.

When our tenants decide not to renew their leases upon their expiration, we may not be able to relet the space. Even if tenants do renew or we can relet the space, the terms of renewal or reletting, considering among other things, rent and concessions, the cost of improvements to the property and leasing commissions, may be on less economically favorable terms. In addition, changes in space utilization by our tenants may impact our ability to renew or relet space without the need to incur substantial costs in renovating or redesigning the internal configuration of the relevant property and/or space. If we are unable to promptly renew the leases or relet the space at similar rates, lease vacant space, or if we are otherwise not able to maintain occupancy on economically favorable terms, our cash flow and ability to service debt obligations and pay dividends and distributions to stockholders could be adversely affected.

731 Lexington Avenue accounts for a majority of our revenues. Loss of or damage to the building would adversely affect our financial condition and results of operations.

731 Lexington Avenue accounted for revenue of $153,298,000, $148,806,000 and $138,778,000 in the years ended December 31, 2024, 2023 and 2022, respectively, representing approximately 68%, 66% and 67% of our rental revenues in each year, respectively. Loss of or damage to the building in excess of our insurance coverage, including as a result of a terrorist attack, would adversely affect our results of operations and financial condition.

Bloomberg represents a majority of our revenues. Loss of Bloomberg as a tenant or deterioration in Bloomberg's credit quality could adversely affect our financial condition and results of operations.

Bloomberg accounted for revenue of $125,349,000, $120,351,000 and $115,129,000 in the years ended December 31, 2024, 2023 and 2022, respectively, representing approximately 55%, 54% and 56% of our rental revenues in each year, respectively. No other tenant accounted for more than 10% of our rental revenues. If we were to lose Bloomberg as a tenant, or if Bloomberg were to be unable to fulfill its obligations under its lease, it would adversely affect our results of operations and financial condition.

We depend upon anchor tenants to attract shoppers at our Rego Park retail properties and decisions made by these tenants, or adverse developments in the businesses of these tenants, could materially affect our financial condition and results of operations.

Our Rego Park retail properties are anchored by well-known large format retailers and other tenants who generate shopping traffic. The value of these properties would be adversely affected if our anchor tenants failed to meet their contractual obligations, sought concessions in order to continue operations or ceased their operations, including as a result of bankruptcy. If the level of sales at stores operating in our properties were to decline significantly due to economic conditions, increased competition from online shopping, closing of anchors or for other reasons, tenants may be unable to pay their minimum rents or expense recovery charges. In the event of a default by a tenant or anchor, we may experience delays and costs in enforcing our rights as landlord. Additionally, closure of an anchor or major tenant could result in lease terminations by, or reductions of rent from other tenants if the other tenants' leases have co-tenancy clauses.

Bankruptcy or insolvency of tenants may decrease our revenues, net income and available cash.

From time-to-time, some of our tenants have declared bankruptcy, and other tenants may declare bankruptcy, become insolvent or experience a material business downturn adversely affecting their ability to make timely rental payments in the future. If a tenant does not pay its rent, we may face delays enforcing our rights as landlord and may incur substantial legal and other costs. Even if we are able to enforce our rights, a tenant may not have recoverable assets. The bankruptcy or insolvency of a major tenant may delay our efforts to collect past-due balances under the relevant leases and could ultimately preclude collection of these amounts altogether. As a result, the bankruptcy or insolvency of, or nonpayment by, a major tenant could cause us to suffer lower revenues and operational difficulties, including leasing the remainder of the property, which could in turn result in decreased net income and funds available to pay our indebtedness and make distributions to stockholders.

Some of our potential losses may not be covered by insurance.

We maintain general liability insurance with limits of $300,000,000 per occurrence and per property, of which the first $30,000,000 includes communicable disease coverage, and all-risk property and rental value insurance coverage with limits of $1.7 billion per occurrence, including coverage for acts of terrorism, with sub-limits for certain perils such as floods and earthquakes on each of our properties and excluding communicable disease coverage.

Fifty Ninth Street Insurance Company, LLC ("FNSIC"), our wholly owned consolidated subsidiary, acts as a direct insurer for coverage for acts of terrorism, including nuclear, biological, chemical and radiological ("NBCR") acts, as defined by the Terrorism Risk Insurance Act of 2002, as amended to date and which has been extended through December 2027. Coverage for acts of terrorism (including NBCR acts) is up to $1.7 billion per occurrence and in the aggregate. Coverage for acts of terrorism (excluding NBCR acts) is fully reinsured by third party insurance companies and the Federal government with no exposure to FNSIC. For NBCR acts, FNSIC is responsible for a deductible of $338,000 and 20% of the balance of a covered loss, and the Federal government is responsible for the remaining 80% of a covered loss. We are ultimately responsible for any loss incurred by FNSIC.

We continue to monitor the state of the insurance market and the scope and costs of coverage for acts of terrorism or other events. However, we cannot anticipate what coverage will be available on commercially reasonable terms in the future. We are responsible for uninsured losses and for deductibles and losses in excess of our insurance coverage, which could be material and adversely affect our business, results of operations and financial condition.

Our loans contain customary covenants requiring us to maintain insurance. Although we believe that we have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future. If lenders insist on greater coverage than we are able to obtain, it could adversely affect our ability to finance or refinance our properties.

Actual or threatened terrorist attacks or other criminal acts may adversely affect the value of our properties and our ability to generate cash flow.

All of our properties are located in New York City, and our most significant property, 731 Lexington Avenue, is located on Lexington Avenue and 59th Street in Manhattan. In response to a terrorist attack, the perceived threat of terrorism or other criminal acts, tenants in this area may choose to relocate their businesses to less populated, lower-profile areas of the United States that may be perceived to be less likely targets of future terrorist activity or have lower rates of crime and fewer customers may choose to patronize businesses in this area. This, in turn, could trigger a decrease in the demand for space in this area, which could increase vacancies in our properties and force us to lease space on less favorable terms. Furthermore, we may experience increased costs for security, equipment and personnel. As a result, the value of our properties and the level of our revenues and cash flows could decline materially.

The effects of climate change and natural disasters could have a concentrated impact on the area where we operate and could adversely affect our results.

Our properties are located in New York City. Physical climate change and natural disasters, including earthquakes, storms, storm surges, tornados, floods and hurricanes, could cause significant damage to our properties and the surrounding environment or area. Potentially adverse consequences of climate change, including rising sea levels and increased temperature fluctuations, could similarly have an impact on our properties and the economies of the metropolitan area in which we operate. Government efforts to combat climate change may impact the cost of operating our properties. Over time, these conditions could result in declining demand for space in our buildings or the inability of us to operate the buildings at all. Climate change may also have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy at our properties and requiring us to expend funds as we seek to repair and protect our properties against such risks. The incurrence of these losses, costs or business interruptions may adversely affect our operating and financial results.

Our properties are located in an urban area, which means the vitality of our properties is reliant on sound transportation and utility infrastructure systems. If one of those systems is compromised in any way by an extreme weather event, such a compromise could have an adverse effect on our local economies and populations, as well as on our tenants' ability to do business in our buildings.

Our properties are subject to transitional risks related to climate-related policy change.

De-carbonization of grid-supplied energy (as has been mandated by the Climate Leadership and Community Protection Act in New York State) could lead to increased energy costs and operating expenses for our buildings. Retrofitting our building systems to consume less energy could lead to increased capital costs. In addition, buildings which consume fossil fuel onsite may be subject to penalties in the future. Although these laws and regulations have not had any material adverse effects on our business to date, they could result in substantial costs, including compliance costs, increased energy costs, retrofit costs and construction costs. We cannot predict how future laws and regulations, or future interpretations of current laws and regulations, related to climate change will affect our business, results of operations and financial condition.

We may become subject to costs, taxes or penalties, or increases therein, associated with natural resource or energy usage, such as a "carbon tax" and by local legislation such as New York City's Local Law 97, which sets limits on carbon emissions in our buildings and imposes penalties if we exceed those limits, and New York City's Intro 2317, or the "gas ban" bill, which limits any onsite fossil fuel combustion in new construction and major renovations. These costs, taxes or penalties could increase our operating costs and decrease the cash available to pay our indebtedness and make distributions to our stockholders.

Changes to tax laws could affect REITs generally, the trading of our shares and our results of operations, both positively and negatively, in ways that are difficult to anticipate.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the taxation of REITs and their shareholders. We cannot predict whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, or technical corrections made, which could result in an increase in our, or our stockholders', tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. If such changes occur, we may be required to pay additional taxes on our assets or income and/or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect the trading price for our common shares, our financial condition, our results of operations and the amount of cash available to pay our indebtedness and make distributions to our stockholders.

Significant inflation and increases in the inflation rate could adversely affect our business and financial results.

Elevated rates of inflation, both real and anticipated, may impact our business and results of operations. In a highly inflationary environment, we may be unable to raise rental rates at or above the rate of inflation, which could reduce our profit margins. In addition, our cost of labor and materials could increase, which could have an adverse effect on our business and financial results. Increased inflation could also adversely affect us by increasing costs of construction and renovation. While increases in most operating expenses at our properties can be passed on to our office and retail tenants, some tenants have fixed reimbursement charges, and expenses at our residential property may not be able to be passed on to residential tenants. An increase in unreimbursed operating expenses may reduce cash flow available to pay our indebtedness and make distributions to our stockholders.

We may acquire, develop, or redevelop properties and this may create risks.

Although our current business strategy is not to engage in acquisitions, we may acquire, develop or redevelop properties when we believe that an acquisition, development or redevelopment project is otherwise consistent with our business strategy. We may not succeed in (i) acquiring, developing, or redeveloping properties; (ii) completing these activities on time or within budget; and (iii) leasing or selling acquired, developed, or redeveloped properties at amounts sufficient to cover our costs. Competition in these activities could also significantly increase our costs. Difficulties in integrating acquisitions may prove costly or time-consuming and could divert management's attention. Acquisitions, developments or redevelopments in new markets or types of properties where we do not have the same level of market knowledge may result in weaker than anticipated performance. We may also abandon acquisition, development or redevelopment opportunities that we have begun pursuing and consequently fail to recover expenses already incurred. Furthermore, we may be exposed to the liabilities of properties acquired, some of which we may not be aware of at the time of acquisition.

We are exposed to risks associated with property development, redevelopment and repositioning that could adversely affect us, including our financial condition and results of operations.

We continue to engage in development, redevelopment and repositioning activities with respect to our properties, and, accordingly are subject to certain risks in connection with development and redevelopment activities, which could adversely affect us, including our financial condition and results of operations. These risks include, without limitation, (i) the availability and pricing of financing on favorable terms or at all; (ii) the availability and timely receipt of zoning and other regulatory approvals; (iii) cost overruns, especially in an inflationary environment, and untimely completion of construction (including risks beyond our control, such as weather or labor conditions, material shortages or supply chain delays); (iv) the potential for the fluctuation of occupancy rates and rents at redeveloped properties, which may result in our investment not being profitable; (v) start up, repositioning and redevelopment costs may be higher than anticipated; (vi) the potential that we may fail to recover expenses already incurred if we abandon development or redevelopment opportunities after we begin to explore them; (vii) the potential that we may expend funds on and devote management's time to projects which we do not complete; (viii) the inability to complete leasing of a property on schedule or at all, resulting in an increase in carrying or redevelopment costs and (ix) the possibility that properties will be leased at below expected rental rates. These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of redevelopment activities or reduce the ultimate rents achieved on new developments. These outcomes could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our common shares and ability to pay our indebtedness and make distributions to our stockholders.

It may be difficult to sell real estate on a timely basis, which may limit our flexibility.

Real estate investments are relatively illiquid. Consequently, we may have limited ability to dispose of assets in our portfolio promptly in response to changes in economic or other conditions which could have an adverse effect on our sources of working capital and our ability to satisfy our indebtedness.

RISKS RELATED TO OUR INDEBTEDNESS AND ACCESS TO CAPITAL

Significantly tighter capital markets and economic conditions can materially affect our liquidity, financial condition and results of operations as well as the value of an investment in our common stock.

There are many factors that can affect the value of our equity securities, including the state of the capital markets and the economy. Demand for office and retail space typically declines nationwide due to an economic downturn, bankruptcies, downsizing, layoffs and cost cutting. Government action or inaction may adversely affect the state of the capital markets. The cost and availability of credit may be adversely affected by illiquid credit markets and wider credit spreads, which may adversely affect our liquidity and financial condition, including our results of operations, and the liquidity and financial condition of our tenants. Our inability or the inability of our tenants to timely refinance maturing liabilities and access the capital markets and obtain reasonable pricing to meet liquidity needs may materially affect our financial condition and results of operations and the value of our common stock.

We have outstanding debt, and the amount of debt and its cost may continue to increase and refinancing may not be available on acceptable terms, which could affect our future operations.

As of December 31, 2024, total mortgages payable, excluding deferred debt issuance costs, was $996,544,000, and our rate of total debt to total enterprise value was 59%. "Enterprise value" means the market equity value of our common stock, plus debt, less cash and cash equivalents at such date. We are subject to the risks normally associated with debt financing, including the risk that our cash flow from operations will be insufficient to meet our required debt service. Our debt service costs generally will not be reduced if conditions in the market or at our properties, such as the entry of new competitors or the loss of major tenants, cause a reduction in the income from our properties. Should such events occur, our operations may be adversely affected.

If a property is mortgaged to secure payment of indebtedness and income from such property is insufficient to pay that indebtedness, the property could be foreclosed upon by the mortgagee resulting in a loss of the property.

If we are unable to obtain additional debt financing or refinance existing indebtedness upon maturity, our financial condition and results of operations would likely be adversely affected. In addition, the volatility in the interest rate environment has led to an increase in interest rates on our variable rate debt, including on new hedging instruments, and an increase in the cost of refinancing our existing debt and entering into new debt, all which have reduced, and could continue to reduce our operating cash flows. While certain of our debt is fixed by an interest rate swap arrangement, the arrangement expires earlier than the mortgage loan maturity, resulting in future exposure to rising interest rates, which could further reduce our available cash. If the cost or amount of our indebtedness continues to increase or we cannot refinance our debt in sufficient amounts or on acceptable terms, we are at risk of default on our obligations that could adversely affect our financial condition and results of operations.

Our existing financing documents contain covenants and restrictions that may restrict our operational and financial flexibility.

As of December 31, 2024, we had outstanding mortgage indebtedness of $996,544,000, secured by three of our properties. These mortgages contain covenants that limit our ability to incur additional indebtedness on these properties, provide for lender approval of tenants' leases in certain circumstances, and in certain cases provide for yield maintenance or defeasance premiums to prepay them. These mortgages may significantly restrict our operational and financial flexibility. In addition, if we were to fail to perform our obligations under existing indebtedness or become insolvent or were liquidated, secured creditors would be entitled to payment in full from the proceeds of the sale of the pledged assets prior to any proceeds being paid to other creditors or to any holders of our securities. In such an event, it is possible that we would have insufficient assets remaining to make payments to other creditors or to any holders of our securities.

The hedge instruments we may use to manage our exposure to interest rate volatility involve risks.

The interest rate hedge instruments we may use to manage some of our exposure to interest rate volatility involve risks, including the risk that counterparties may fail to perform under these arrangements. If interest rates continue to fall, these arrangements may cause us to pay higher interest on our debt obligations than would otherwise be the case. In addition, the use of such instruments may generate income that may not be treated as qualifying REIT income for purposes of the 75% gross income test or 95% gross income test. Furthermore, there can be no assurance that our hedging arrangements will qualify as "highly effective" cash flow hedges under applicable accounting standards. If our hedges do not qualify as "highly effective," the changes in the fair value of these instruments would be reflected in our results of operations and could adversely affect our earnings.

RISKS RELATED TO OUR ORGANIZATION AND STRUCTURE

Substantially all of our assets are owned by subsidiaries. We depend on dividends and distributions from these subsidiaries. The creditors of these subsidiaries are entitled to amounts payable to them by the subsidiaries before the subsidiaries may pay any dividends or make distributions to us.

Substantially all of our properties and assets are held through our subsidiaries. We depend on cash distributions and dividends from our subsidiaries for substantially all of our cash flow. The creditors of each of our subsidiaries are entitled to payment of that subsidiary's obligations to them, when due and payable, before that subsidiary may pay dividends or make distributions to us. Thus, our ability to pay dividends, if any, to our security holders depends on our subsidiaries' ability to first satisfy their obligations to their creditors and our ability to satisfy our obligations, if any, to our creditors.

In addition, our participation in any distribution of the assets of any of our subsidiaries upon the liquidation, reorganization or insolvency of the subsidiary, is only after the claims of the creditors, including trade creditors and preferred security holders, if any, of the applicable subsidiary, are satisfied.

Alexander's charter documents and applicable laws may hinder any attempt to acquire us.

Provisions in Alexander's certificate of incorporation and by laws, as well as provisions of the Code and Delaware corporate law, may delay or prevent a change in control of the Company or a tender offer, even if such action might be beneficial to stockholders, and limit the stockholders' opportunity to receive a potential premium for their shares of common stock over then prevailing market prices.

In order to qualify as a REIT, five or fewer individuals, as defined in the Code, may not own, actually or constructively, more than 50% in value of the issued and outstanding shares of our stock at any time during the last half of each taxable year. Additionally, at least 100 persons must beneficially own shares of our stock during at least 335 days of a taxable year for each taxable year. To help ensure that we meet these tests, among other purposes, our charter restricts the acquisition and ownership of shares of our stock. Primarily to facilitate maintenance of its qualification as a REIT, Alexander's certificate of incorporation generally prohibits ownership, directly, indirectly or beneficially, by any single stockholder of more than 9.9% of the outstanding shares of preferred stock of any class or 4.9% of outstanding common stock of any class. The Board of Directors may waive or modify these ownership limits with respect to one or more persons if it is satisfied that ownership in excess of these limits will not jeopardize Alexander's status as a REIT for federal income tax purposes. In addition, the Board of Directors has, subject to certain conditions and limitations, exempted Vornado and certain of its affiliates from these ownership limitations. Stock owned in violation of these ownership limits will be subject to the loss of rights and other restrictions. These ownership limits may have the effect of inhibiting or impeding a change in control.

Alexander's Board of Directors is divided into three classes of directors. Directors of each class are chosen for three-year staggered terms. Staggered terms of directors may have the effect of delaying or preventing changes in control or management, even though changes in management or a change in control might be in the best interest of our stockholders.

In addition, Alexander's charter documents authorize the Board of Directors to:

- cause Alexander's to issue additional authorized but unissued common stock or preferred stock;
- classify or reclassify, in one or more series, any unissued preferred stock; and
- set the preferences, rights and other terms of any classified or reclassified stock that Alexander's issues.

The Board of Directors could establish a series of preferred stock with terms that could delay, deter or prevent a change in control of Alexander's or other transaction that might involve a premium price or otherwise be in the best interest of our stockholders, although the Board of Directors does not, at present, intend to establish a series of preferred stock of this kind. Alexander's charter documents contain other provisions that may delay, deter or prevent a change in control of the Company or other transaction that might involve a premium price or otherwise be in the best interest of our stockholders.

In addition, Vornado, Interstate and its three general partners (each of whom are both trustees of Vornado and Directors of Alexander's) together beneficially own approximately 58.4% of our outstanding shares of common stock. This degree of ownership is likely to reduce the possibility of a tender offer or an attempt to change control of the Company by a third party.

We may change our policies without obtaining the approval of our stockholders.

Our operating and financial policies, including our policies with respect to acquisitions of real estate or other assets, growth, operations, indebtedness, capitalization and dividends, are exclusively determined by our Board of Directors. Accordingly, our stockholders do not control these policies.

Steven Roth, Vornado and Interstate may exercise substantial influence over us. They and some of our other directors and officers have interests or positions in other entities that may compete with us.

As of December 31, 2024, Interstate and its partners beneficially owned an aggregate of approximately 7.1% of the common shares of beneficial interest of Vornado and approximately 26.0% of our outstanding common stock. Steven Roth, David Mandelbaum and Russell B. Wight, Jr. are the partners of Interstate. Mr. Roth is the Chairman of our Board of Directors and our Chief Executive Officer, the Chairman of the Board of Trustees and Chief Executive Officer of Vornado and the Managing General Partner of Interstate. Messrs. Wight and Mandelbaum are both trustees of Vornado and members of our Board of Directors. In addition, Vornado manages and leases the real estate assets of Interstate.

As of December 31, 2024, Vornado owned 32.4% of our outstanding common stock, in addition to the 26.0% owned by Interstate and its partners. In addition to the relationships described in the immediately preceding paragraph, Ms. Mandakini Puri is a trustee of Vornado and a member of our Board of Directors.

Additionally, personnel and services that we require are provided to us under contracts with Vornado. We depend on Vornado to manage our operations and to acquire and manage our portfolio of real estate assets. Vornado makes all decisions regarding the day-to-day management of our company, subject to the supervision of, and any guidelines established by, our Board of Directors.

Because of their overlapping interests, Vornado, Mr. Roth, Interstate and the other individuals noted in the preceding paragraphs may have substantial influence over Alexander's, and on the outcome of any matters submitted to Alexander's stockholders for approval. In addition, certain decisions concerning our operations or financial structure may present conflicts of interest among Vornado, Messrs. Roth, Mandelbaum and Wight and Interstate and other security holders. Vornado, Mr. Roth and Interstate may, in the future, engage in a wide variety of activities in the real estate business which may result in conflicts of interest with respect to matters affecting us, such as, which of these entities or persons, if any, may take advantage of potential business opportunities, the business focus of these entities, the types of properties and geographic locations in which these entities make investments, potential competition between business activities conducted, or sought to be conducted, by us, competition for properties and tenants, possible corporate transactions such as acquisitions, and other strategic decisions affecting the future of these entities.

There may be conflicts of interest between Vornado, its affiliates and us.

Vornado manages, develops and leases our properties under agreements that have one-year terms expiring in March of each year, which are automatically renewable. Because we share common senior management with Vornado and because four of the trustees of Vornado are on our Board of Directors, the terms of the foregoing agreements and any future agreements may not be comparable to those we could have negotiated with an unaffiliated third party.

For a description of Interstate's ownership of Vornado and Alexander's see "Steven Roth, Vornado and Interstate may exercise substantial influence over us. They and some of our other directors and officers have interests or positions in other entities that may compete with us." above. For a description of our related party transactions with Vornado, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions."

RISKS RELATED TO TECHNOLOGY, CYBERSECURITY AND DATA PROTECTION

The occurrence of cyber incidents, or a deficiency in our cybersecurity, as well as other disruptions to our IT networks and related systems, could adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships or reputation, all of which could adversely affect our financial results.

Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations (including managing our building systems) and, in some cases, may be critical to the operations of certain of our tenants. We face risks associated with security breaches, whether through cyber attacks, malware, ransomware, computer viruses, phishing, attachments to e-mails, persons who access our systems from inside or outside our organization, and other significant disruptions of our IT networks and related systems. Our suppliers and subcontractors face similar threats and an incident at one of these entities could adversely affect our business. These entities are typically outside our control and may have access to certain of our information with varying levels of security and cybersecurity resources. The risk of a security breach or disruption, particularly through a cyber attack, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks from around the world have increased, including through the use of artificial intelligence. Although we have not experienced cyber incidents that are individually, or in the aggregate, material, the incidents we have experienced thus far have been mitigated by preventative, detective, and responsive measures that we have put in place. Although we make efforts to maintain the security and integrity of these types of IT networks and related systems, and we have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Unauthorized parties, whether within or outside our company, may disrupt or gain access to our systems, or those of third parties with whom we do business, through human error, misfeasance, fraud, trickery, or other forms of deceit, including break-ins, use of stolen credentials, social engineering, phishing, computer viruses or other malicious codes, and similar means of unauthorized and destructive tampering. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed to not be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk.

A security breach or other significant disruption involving our IT networks and related systems could disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our tenants; result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information of ours or others, which others could use to compete against us or which could expose us to damage claims by third-parties for disruptive, destructive or otherwise harmful purposes and outcomes; result in our inability to maintain the building systems relied upon by our tenants for the efficient use of their leased space; require significant management attention and resources to remedy any damages that result; may require payments to the attackers; subject us to litigation claims for breach of contract, damages, credits, fines, penalties, governmental investigations and enforcement actions or termination of leases or other agreements; or damage our reputation among our tenants and investors generally. Any or all of the foregoing could have a material adverse effect on our results of operations, financial condition and cash flows.

A cyber attack or systems failure could interfere with our ability to comply with financial reporting requirements, which could adversely affect us. A cyber attack could also compromise the confidential information of our employees, tenants, customers and vendors. A successful attack could disrupt and materially affect our business operations, including damaging relationships with tenants, customers and vendors. Any compromise of our information security systems could also result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, loss or misuse of the information (which may be confidential, proprietary and/or commercially sensitive in nature) and a loss of confidence in our security measures, which could harm our business.

For additional information on our cybersecurity risk management process, see "Item 1C. Cybersecurity" in this Annual Report on Form 10-K.

RISKS RELATED TO OUR COMMON STOCK

The trading price of our common stock has been volatile and may continue to fluctuate.

The trading price of our common stock has been volatile and may continue to fluctuate widely as a result of several factors, many of which are outside of our control. These factors include:

- our financial condition and performance;
- the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;
- actual or anticipated quarterly fluctuations in our operating results and financial condition;
- our dividend policy;
- the reputation of REITs and real estate investments generally and the attractiveness of REIT equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities;
- uncertainty and volatility in the equity and credit markets;
- fluctuations in interest rates;
- changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs;
- failure to meet analysts' revenue or earnings estimates;
- speculation in the press or investment community;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- the extent of institutional investor interest in us;
- the extent of short-selling of our common stock and the shares of our competitors;
- fluctuations in the stock price and operating results of our competitors;
- general financial and economic market conditions and, in particular, developments related to market conditions for office REITs and other real estate related companies and the New York City real estate market;
- inflation;
- local, domestic and international economic factors unrelated to our performance (including the macro-economic impact of geopolitical conflict);
- fiscal policies or inaction at the U.S. federal government level that may lead to federal government shutdowns or negative impacts on the U.S. economy;
- changes in tax laws and rules; and
- all other risk factors addressed elsewhere in this Annual Report on Form 10-K.

In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations have in the past and may in the future adversely affect the market price of our common stock. A significant decline in our stock price could result in substantial losses for stockholders.

Alexander's has additional shares of its common stock available for future issuance, which could decrease the market price of the common stock currently outstanding.

The interest of our current stockholders could be diluted if we issue additional equity securities. As of December 31, 2024, we had authorized but unissued 4,826,550 shares of common stock, par value of $1.00 per share and 3,000,000 shares of preferred stock, par value $1.00 per share; of which 26,244 shares of common stock are reserved for issuance upon redemption of the deferred stock units previously granted to our Board of Directors. In addition, 479,543 shares are available for future grant under the terms of our 2016 Omnibus Stock Plan. These awards may be granted in the form of options, restricted stock, stock appreciation rights, deferred stock units, or other equity-based interests, and if granted, would reduce that number of shares available for future grants, provided however that an award that may be settled only in cash, would not reduce the number of shares available under the plan. We cannot predict the impact that future issuances of common or preferred stock or any exercise of outstanding options or grants of additional equity-based interests would have on the market price of our common stock.

Loss of our key personnel could harm our operations and adversely affect the value of our common stock.

We are dependent on the efforts of Steven Roth, the Chairman of our Board of Directors and our Chief Executive Officer. While we believe that we could find a replacement for him and other key personnel, the loss of their services could harm our operations and adversely affect the value of our common stock.

RISKS RELATED TO REGULATORY COMPLIANCE

We may fail to qualify or remain qualified as a REIT, and may be required to pay federal income taxes at corporate rates, which could adversely affect the value of our common stock.

Although we believe that we will remain organized and will continue to operate so as to qualify as a REIT for federal income tax purposes, we may fail to remain so qualified. Qualifications are governed by highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations and depend on various facts and circumstances that are not entirely within our control. In addition, legislation, new regulations, administrative interpretations or court decisions may significantly change the relevant tax laws and/or the federal income tax consequences of qualifying as a REIT. If, with respect to any taxable year, we fail to maintain our qualification as a REIT and do not qualify under statutory relief provisions, we could not deduct distributions to stockholders in computing our taxable income and would have to pay federal income tax on our taxable income at regular corporate rates. The federal income tax payable would include any applicable alternative minimum tax. If we had to pay federal income tax, the amount of money available to distribute to stockholders and pay our indebtedness would be reduced for the year or years involved, and we would not be required to make distributions to stockholders in that taxable year and in future years until we were able to qualify as a REIT and did so. In addition, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost, unless we were entitled to relief under the relevant statutory provisions. Our failure to qualify as a REIT could adversely affect our business and the value of our common stock.

We may face possible adverse federal tax audits and changes in federal tax laws, which may result in an increase in our tax liability.

In the normal course of business, certain entities through which we own real estate have either undergone or may undergo tax audits. Although we believe that we have substantial arguments in favor of our positions, in some instances there is no controlling precedent or interpretive guidance. There can be no assurance that audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict if or when any new U.S. federal income tax law, regulation, or administrative interpretation, or any amendment to any existing U.S. federal income tax law, Treasury regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. Alexander's, its taxable REIT subsidiaries, and our security holders could be adversely affected by any such change in, or any new, U.S. federal income tax law, Treasury regulation or administrative interpretation.

We may face possible adverse state and local tax audits and changes in state and local tax law.

Because we are organized and qualify as a REIT, we are generally not subject to federal income taxes, but we are subject to certain state and local taxes. In the normal course of business, certain entities through which we own real estate have undergone, tax audits. There can be no assurance that audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

From time-to-time changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes in laws, regulations and administration of property and transfer taxes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available to pay our indebtedness and make distributions to our stockholders.

Compliance or failure to comply with the Americans with Disabilities Act ("ADA") or other safety regulations and requirements could result in substantial costs.

The ADA generally requires that public buildings, including our properties, meet certain Federal requirements related to access and use by disabled persons. Noncompliance could result in the imposition of fines by the Federal government or the award of damages to private litigants and/or legal fees to their counsel. If, under the ADA, we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our financial condition and results of operations, as well as the amount of cash available for distribution to stockholders.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results of operations.

We may incur significant costs to comply with environmental laws and environmental contamination may impair our ability to lease and/or sell real estate.

Our operations and properties are subject to various federal, state and local laws and regulations concerning the protection of the environment, including air and water quality, hazardous or toxic substances and health and safety. Under some environmental laws, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property. The owner or operator may also be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by those parties because of the contamination. These laws often impose liability without regard to whether the owner or operator knew of the release of the substances or caused the release. The presence of contamination or the failure to remediate contamination may also impair our ability to sell or lease real estate or to borrow using the real estate as collateral. Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos-containing materials in the event of damage, demolition, renovation or remodeling and govern emissions of and exposure to asbestos fibers in the air. The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls (PCBs) are also regulated by federal and state laws. We are also subject to risks associated with human exposure to chemical or biological contaminants such as molds, pollens, viruses and bacteria which, above certain levels, can be alleged to be connected to allergic or other health effects and symptoms in susceptible individuals. We could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or related claims arising out of environmental contamination or human exposure to contamination at or from our properties.

Each of our properties has been subjected to varying degrees of environmental assessment. To date, these environmental assessments have not revealed any environmental condition material to our business. However, identification of new compliance concerns or undiscovered areas of contamination, changes in the extent or known scope of contamination, human exposure to contamination or changes in clean-up or compliance requirements could result in significant costs to us.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

There are no unresolved comments from the staff of the Securities and Exchange Commission as of the date of this Annual Report on Form 10-K.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

Our comprehensive risk management strategy for the assessment, identification and management of material risks stemming from cybersecurity threats is aligned with Vornado's strategy as the Company's manager, which involves a systematic evaluation of potential threats, vulnerabilities, and their potential impacts on our organization's operations, data, and systems.

Our manager's cybersecurity risk management program, which is subject to our oversight, is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program, including legal, compliance, strategic, operational, and financial risk areas.

The cybersecurity risk management program includes:

- Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, and broader enterprise IT environment;
- A team principally responsible for managing our (i) cybersecurity risk assessment processes, (ii) security controls and (iii) response to cybersecurity incidents;
- The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of security controls;
- Cybersecurity awareness training for users and senior management, including through the use of third-party providers for regular mandatory trainings;
- A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
- A risk management process for third-party service providers, suppliers and vendors, which includes a rigorous vetting process and ongoing monitoring mechanisms designed to ensure their compliance with cybersecurity standards.

As of the date of this Annual Report on Form 10-K, we are not aware of any cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business, results of operations, or financial condition.

Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (the "Committee") oversight of cybersecurity and other information technology risks. The Committee oversees the implementation of the cybersecurity risk management program.

The Committee receives periodic reports from management on potential cybersecurity risks and threats and receives presentations on cybersecurity topics from Vornado and its Chief Information Officer. The Committee reports to the full Board of Directors regarding its activities, including those related to cybersecurity. The full Board of Directors also receives briefings from management on the cybersecurity risk management program as needed.

Management, along with Vornado, is responsible for assessing and managing our material risks from cybersecurity threats. Management and Vornado have primary responsibility for our overall cybersecurity risk management program and supervise both the internal cybersecurity personnel and external cybersecurity consultants. Vornado's Chief Information Officer has many years of experience leading cybersecurity oversight and overall has broad, extensive experience with information technology, including security, auditing, compliance, systems and programming.

The management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by Vornado; and alerts and reports produced by security tools deployed in the IT environment. Our cybersecurity incident response plan governs our assessment and response upon the occurrence of a material cybersecurity incident, including the process for informing senior management and our Board of Directors.

ITEM 2. PROPERTIES

The following table shows the location, approximate size (excluding parking garages) and occupancy of each of our properties as of December 31, 2024.

Property	Land Acreage	Square Feet: Total Property	Square Feet: In Service	Square Feet: Under Development or Not Available for Lease	Occupancy Rate	Weighted Average Escalated Annual Rent PSF (1)	Tenants	Expiration Date (2)
Operating Properties:								
731 Lexington Avenue								
New York, NY								
Office		947,000	947,000	—	100.0 %	$ 143.95	Bloomberg L.P.	2040
Retail		83,000	83,000	—			The Home Depot	2025 (3)
		38,000	38,000	—			Various	Various
		12,000	12,000	—			Vacant	N/A
		133,000	133,000	—	90.3 %	269.65		
	1.9	1,080,000	1,080,000	—	98.9 %	157.02		
Rego Park I								
Queens, NY								
		50,000	50,000	—			Burlington	(4)
		36,000	36,000	—			Marshalls	(4)
		252,000	—	252,000			Vacant	N/A
	4.8	338,000	86,000	252,000	100.0 %	73.43		
Rego Park II								
Queens, NY								
		145,000	145,000	—			Costco	2034
		133,000	133,000	—			Kohl's (5)	2031
		47,000	47,000	—			Best Buy	2034
		167,000	145,000	22,000			Various	Various
		60,000	—	60,000			Burlington (4)	2035
		40,000	—	40,000			Marshalls (4)	2035
		23,000	9,000	14,000			Vacant	N/A
	6.6	615,000	479,000	136,000	99.0 %	74.60		
Flushing								
Queens, NY (6)	1.0	167,000	167,000	—	100.0 %	33.50	New World Mall LLC	2037
		2,200,000	1,812,000	388,000	99.1 %	119.53		
The Alexander apartment tower, 312 units								
Queens, NY	—	255,000	255,000	—	94.2 %	50.37 (7)	Residential	(8)
		2,455,000	2,067,000	388,000				

(1) Represents the weighted average escalated annual rent per square foot, which includes tenant reimbursements and excludes the impact of tenant concessions (such as free rent), as of December 31, 2024. For a discussion of our leasing activity, see Item 7 - Overview - Square Footage, Occupancy and Leasing Activity.

(2) Represents the year in which the tenant's lease expires, without consideration of any renewal or extension options. Lease expiration dates are based on non-cancelable lease terms and do not extend beyond any early termination rights that the tenant may have under its lease.

(3) Lease expired on January 31, 2025.

(4) In the fourth quarter of 2024, we entered into ten-year leases with Burlington and Marshalls to relocate them to our Rego Park II property in 2025.

(5) Subleased through remaining original lease term.

(6) Ground leased through January 2027 with one ten-year extension option.

(7) Average monthly rent per unit is $3,442.

(8) Residential tenants generally have one or two year leases.

Operating Properties

731 Lexington Avenue

731 Lexington Avenue, a 1,080,000 square foot multi-use building, comprising the entire block bounded by Lexington Avenue, East 59th Street, Third Avenue and East 58th Street in Manhattan. The building contains 947,000 and 133,000 of rentable square feet of office and retail space, respectively. Bloomberg L.P. ("Bloomberg") occupies all of the office space. The Home Depot (83,000 square feet) was the principal retail tenant at the property until its lease expired on January 31, 2025.

The office portion of 731 Lexington Avenue is encumbered by a mortgage loan with a balance of $400,000,000 which matures in October 2028. The interest-only loan has a fixed rate of 5.04%. The loan is prepayable, at the Company's option, with no penalty, beginning in October 2026.

The retail portion of 731 Lexington Avenue is encumbered by a mortgage loan with a balance of $300,000,000 which matures in August 2025. The interest-only loan is at SOFR plus 1.51% which was swapped to a fixed rate of 1.76% through May 2025.

Rego Park I

Rego Park I, a 338,000 square foot shopping center, is located on Queens Boulevard and 63rd Road in Queens. The center was anchored by a 50,000 square foot Burlington and a 36,000 square foot Marshalls. In the fourth quarter of 2024, we entered into ten-year leases with Burlington and Marshalls to relocate them to our Rego Park II property in 2025. Rego Park I will then be vacant and we are currently exploring sale and development opportunities for the property. The center contains a parking deck (1,241 spaces) that provides for paid parking.

Rego Park II

Rego Park II, a 615,000 square foot shopping center, is located adjacent to the Rego Park I shopping center in Queens. The center is anchored by a 145,000 square foot Costco and a 133,000 square foot Kohl's, which has been subleased. The center contains a parking deck (1,326 spaces) that provides for paid parking.

This center is encumbered by a mortgage loan in the amount of $202,544,000 which matures in December 2025. The interest-only loan is at SOFR plus 1.45% (5.79% as of December 31, 2024). In connection therewith, we purchased an interest rate cap with a notional amount of $202,544,000 that caps SOFR at a rate of 4.15% through December 2025.

Flushing

Our Flushing property is located on Roosevelt Avenue and Main Street in the downtown, commercial section of Flushing, Queens. Roosevelt Avenue and Main Street are active shopping districts and there are many national retailers located in the area. A subway entrance is located directly in front of the property with bus service across the street. The property comprises a four-floor building containing 167,000 square feet and a parking garage, which is subleased to New World Mall LLC through January 2037. The property is ground leased through January 2027 with one ten-year extension option.

The Alexander Apartment Tower

The Alexander apartment tower, located above our Rego Park II shopping center, contains 312 units aggregating 255,000 square feet.

The property is encumbered by a mortgage loan in the amount of $94,000,000 which matures in November 2027. The interest-only loan has a fixed rate of 2.63%.

ITEM 3.   LEGAL PROCEEDINGS

We are from time-to-time involved in legal actions arising in the ordinary course of business. In our opinion, after consultation with our legal counsel, the outcome of such pending matters will not have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

<center>PART II</center>

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange under the symbol "ALX."

As of January 31, 2025, there were 166 holders of record of our common stock.

Recent Sales of Unregistered Securities

None.

Information relating to compensation plans under which our equity securities are authorized for issuance is set forth under Part III, Item 12 of this Annual Report on Form 10-K and such information is incorporated by reference herein.

Recent Purchases of Equity Securities

None.

Performance Graph

The following graph is a comparison of the five-year cumulative return of our common stock, the Standard & Poor's 400 MidCap Index (the "S&P 400 MidCap Index"), Standard & Poor's 500 Index (the "S&P 500 Index"), and the National Association of Real Estate Investment Trusts' ("NAREIT") All Equity Index, a peer group index. The graph assumes that $100 was invested on December 31, 2019 in our common stock, the S&P 400 MidCap Index, the S&P 500 Index, and the NAREIT All Equity Index, and that all dividends were reinvested without the payment of any commissions. There can be no assurance that the performance of our stock will continue in line with the same or similar trends depicted in the graph below.



	2019	2020	2021	2022	2023	2024
Alexander's, Inc.	$ 100	$ 90	$ 90	$ 82	$ 87	$ 89
S&P 400 MidCap Index[1]	100	114	142	123	144	164
S&P 500 Index [1]	100	118	152	125	158	197
The NAREIT All Equity Index	100	95	134	101	112	118

(1) The Company has elected to replace the S&P 500 Index with the S&P 400 MidCap Index, as we believe this index represents a group of companies more aligned with a comparable peer group. To facilitate comparison to the performance graph presented in our Annual Report for the prior year, the S&P 500 Index is presented above.

ITEM 6.   RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following discussion should be read in conjunction with the consolidated financial statements and related notes included under Part II, Item 8 of this Annual Report on Form 10-K.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") within this section is focused on the years ended December 31, 2024 and 2023, including year-to-year comparisons between these years. Our MD&A for the year ended December 31, 2022, including year-to-year comparisons between 2023 and 2022, can be found in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

Overview

Alexander's, Inc. (NYSE: ALX) is a real estate investment trust ("REIT"), incorporated in Delaware, engaged in leasing, managing, developing and redeveloping its properties. All references to "we," "us," "our," "Company" and "Alexander's" refer to Alexander's, Inc. and its consolidated subsidiaries. We are managed by, and our properties are leased and developed by, Vornado Realty Trust ("Vornado") (NYSE: VNO). We have five properties in New York City.

We compete with a large number of real estate investors, property owners and developers, some of whom may be willing to accept lower returns on their investments. Our success depends upon, among other factors, trends of the global, national and local economies, the financial condition and operating results of current and prospective tenants and customers, the availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation, population and employment trends, zoning laws, and our ability to lease, sublease or sell our properties, at profitable levels. Our success is also subject to our ability to refinance existing debt on acceptable terms as it comes due. See "Item 1A. Risk Factors" in this Annual Report on Form 10-K for additional information regarding these factors.

Our business has been, and may continue to be, affected by interest rate fluctuations, the effects of inflation and other uncertainties including the potential for an economic downturn. These factors could have a material impact on our business, financial condition, results of operations and cash flows.

Overview - continued

Year Ended December 31, 2024 Financial Results Summary

Net income for the year ended December 31, 2024 was $43,444,000 or $8.46 per diluted share, compared to $102,413,000 or $19.97 per diluted share for the year ended December 31, 2023. Net income for the year ended December 31, 2023 included $53,952,000, or $10.52 per diluted share, of income as a result of a net gain on the sale of real estate.

Funds from operations ("FFO") (non-GAAP) for the year ended December 31, 2024 was $77,968,000, or $15.19 per diluted share, compared to $81,067,000, or $15.80 per diluted share for the year ended December 31, 2023.

Square Footage, Occupancy and Leasing Activity

As of December 31, 2024, our portfolio was comprised of five properties aggregating 2,455,000 square feet. The commercial occupancy rate was 99.1% and the residential occupancy rate was 94.2%.

In May 2024, Alexander's and Bloomberg entered into an agreement to extend the leases covering approximately 947,000 square feet at our 731 Lexington Avenue property that were scheduled to expire in February 2029 for a term of eleven years to February 2040.

Significant Tenant

Bloomberg accounted for revenue of $125,349,000, $120,351,000, and $115,129,000 in the years ended December 31, 2024, 2023 and 2022, respectively, representing approximately 55%, 54% and 56% of our rental revenues in each year, respectively. No other tenant accounted for more than 10% of our rental revenues. If we were to lose Bloomberg as a tenant, or if Bloomberg were to be unable to fulfill its obligations under its lease, it would adversely affect our results of operations and financial condition. In order to assist us in our continuing assessment of Bloomberg's creditworthiness, we receive certain confidential financial information and metrics from Bloomberg. In addition, we access and evaluate financial information regarding Bloomberg from other private sources, as well as publicly available data.

Financing

On September 30, 2024, we entered into a new $400,000,000 mortgage loan on the office condominium portion of 731 Lexington Avenue. The interest-only loan has a fixed rate of 5.04% and matures in October 2028. The loan is prepayable, at the Company's option, with no penalty, beginning in October 2026. The new loan replaces the previous $490,000,000 loan that bore interest at the Prime Rate and was scheduled to mature in October 2024.

Critical Accounting Estimate

In preparing the consolidated financial statements we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are deemed critical if they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Below is the critical accounting estimate used in the preparation of our consolidated financial statements. A discussion of our accounting policies is included in Note 2 - *Summary of Significant Accounting Policies* to our consolidated financial statements in this Annual Report on Form 10-K.

Impairment Analyses for Real Estate

Our properties are individually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment analyses are based on current plans, intended holding periods, ability to hold, and available information at the time the analyses are prepared. Assessing impairment can be complex and involves a high degree of subjectivity in determining if impairment indicators are present and in estimating the future undiscounted cash flows or the fair value of an asset. In particular, these estimates are sensitive to significant assumptions, including the estimation of future rental revenues, operating expenses, capital expenditures, discount and capitalization rates and our intent and ability to hold the related asset, all of which could be affected by our expectations about future market or economic conditions. These estimates can have a significant impact on the undiscounted cash flows or estimated fair value of an asset and could thereby affect the value of our real estate on our consolidated balance sheets as well as any potential impairment losses recognized on our consolidated statements of income.

Recent Accounting Pronouncements

See Note 2 – *Summary of Significant Accounting Policies* to our consolidated financial statements in this Annual Report on Form 10-K for a discussion concerning recent accounting pronouncements.

Results of Operations – Year Ended December 31, 2024 compared to December 31, 2023

Rental Revenues

Rental revenues were $226,374,000 in the year ended December 31, 2024, compared to $224,962,000 in the prior year, an increase of $1,412,000. This was primarily due to (i) $4,583,000 of higher rental revenue from Bloomberg's lease extension, and (ii) $2,322,000 of higher real estate tax reimbursements due to higher real estate tax expense, partially offset by (iii) $3,785,000 of lower rental revenue from IKEA's lease expiration at Rego Park I, (iv) $875,000 of lower rental revenue from Bed Bath & Beyond's lease rejection at Rego Park I, and (v) $781,000 of lower rental revenue from Old Navy's lease termination at Rego Park I.

Operating Expenses

Operating expenses were $103,240,000 in the year ended December 31, 2024, compared to $101,210,000 in the prior year, an increase of $2,030,000. This was primarily due to higher real estate tax expense and non reimbursable operating expenses, partially offset by higher capitalized expenses during the current year.

Depreciation and Amortization

Depreciation and amortization was $34,782,000 in the year ended December 31, 2024, compared to $32,898,000 in the prior year, an increase of $1,884,000. This was primarily due to higher depreciation expense on capital projects placed into service.

General and Administrative Expenses

General and administrative expenses were $6,519,000 in the year ended December 31, 2024, compared to $6,341,000 in the prior year, an increase of $178,000. This was primarily due to higher professional fees.

Interest and Other Income

Interest and other income was $24,429,000 in the year ended December 31, 2024, compared to $22,245,000 in the prior year, an increase of $2,184,000. This was primarily due to an increase in average interest rates.

Interest and Debt Expense

Interest and debt expense was $62,818,000 in the year ended December 31, 2024, compared to $58,297,000 in the prior year, an increase of $4,521,000. This was primarily due to higher interest rates, additional costs associated with the refinancing of our office condominium at 731 Lexington Avenue, and higher deferred debt issuance cost amortization, partially offset by lower interest rate cap premium amortization.

Net Gain on Sale of Real Estate

Net gain on the sale of real estate was $53,952,000 in the year ended December 31, 2023, resulting from the sale of the Rego Park III land parcel in Queens, New York in May 2023.

Related Party Transactions

Vornado

As of December 31, 2024, Vornado owned 32.4% of our outstanding common stock. We are managed by, and our properties are leased and developed by, Vornado, pursuant to various agreements, which expire in March of each year and are automatically renewable. These agreements are described in Note 5 – *Related Party Transactions*, to our consolidated financial statements in this Annual Report on Form 10-K.

Steven Roth is the Chairman of our Board of Directors and Chief Executive Officer, the Managing General Partner of Interstate Properties ("Interstate"), a New Jersey general partnership, and the Chairman of the Board of Trustees and Chief Executive Officer of Vornado. As of December 31, 2024, Mr. Roth, Interstate and its other two general partners, David Mandelbaum and Russell B. Wight, Jr. (who are also directors of the Company and trustees of Vornado) owned, in the aggregate, 26.0% of our outstanding common stock, in addition to the 2.3% they indirectly own through Vornado.

Liquidity and Capital Resources

Our cash requirements include property operating expenses, capital improvements, tenant improvements, debt service, leasing commissions, dividends to stockholders as well as development costs. The sources of liquidity to fund these cash requirements include rental revenue, which is our primary source of cash flow and is dependent upon the occupancy and rental rates of our properties, as well as our existing cash, proceeds from financings, including mortgage or construction loans secured by our properties and proceeds from asset sales.

As of December 31, 2024, we had $393,836,000 of liquidity comprised of cash and cash equivalents and restricted cash. Recent increases in interest rates and inflation could adversely affect our cash flow from continuing operations but we anticipate that cash flow from continuing operations over the next twelve months, together with existing cash balances, will be adequate to fund our business operations, cash dividends to stockholders, debt service and capital expenditures. We may refinance our maturing debt as it comes due or choose to pay it down. However, there can be no assurance that additional financing or capital will be available to refinance our debt, or that the terms will be acceptable or advantageous to us.

Cash Flows for the Year Ended December 31, 2024

Cash and cash equivalents and restricted cash were $393,836,000 at December 31, 2024, compared to $552,977,000 at December 31, 2023, a decrease of $159,141,000. This resulted from (i) $200,025,000 of net cash used in financing activities and (ii) $13,222,000 of net cash used in investing activities, partially offset by (iii) $54,106,000 of net cash provided by operating activities.

Net cash used in financing activities of $200,025,000 was comprised of (i) debt repayments of $500,000,000, (ii) dividends paid of $92,378,000 and (iii) debt issuance costs of $7,647,000, partially offset by (iv) proceeds from borrowings of $400,000,000.

Net cash used in investing activities of $13,222,000 was comprised of construction in progress and real estate additions of $19,785,000, partially offset by proceeds from an interest rate cap of $6,563,000.

Net cash provided by operating activities of $54,106,000 was comprised of (i) net income of $43,444,000 and (ii) adjustments for non-cash items of $58,440,000, partially offset by (iii) the net change in operating assets and liabilities of $47,778,000. The adjustments for non-cash items were comprised of (i) depreciation and amortization (including amortization of debt issuance costs) of $37,897,000, (ii) straight-lining of rents of $13,116,000, (iii) interest rate cap premium amortization of $6,483,000, (iv) other non-cash adjustments of $494,000 and (v) stock-based compensation expense of $450,000.

Liquidity and Capital Resources - continued

Cash Flows for the Year Ended December 31, 2023

Cash and cash equivalents and restricted cash were $552,977,000 at December 31, 2023, compared to $214,478,000 at December 31, 2022, an increase of $338,499,000. This resulted from (i) $321,812,000 of net cash provided by investing activities and (ii) $109,111,000 of net cash provided by operating activities, partially offset by (iii) $92,424,000 of net cash used in financing activities.

Net cash provided by investing activities of $321,812,000 was comprised of (i) proceeds from maturities of U.S. Treasury bills of $264,881,000, (ii) proceeds from sale of real estate of $67,821,000 and (iii) proceeds from an interest rate cap of $5,049,000, partially offset by (iv) the purchase of an interest rate cap of $11,258,000 and (v) construction in progress and real estate additions of $4,681,000.

Net cash provided by operating activities of $109,111,000 was comprised of (i) net income of $102,413,000 and (ii) the net change in operating assets and liabilities of $16,753,000, partially offset by (iii) adjustments for non-cash items of $10,055,000. The adjustments for non-cash items were comprised of (i) net gain on sale of real estate of $53,952,000 and (ii) other non-cash adjustments of $1,559,000, partially offset by (iii) depreciation and amortization (including amortization of debt issuance costs) of $34,605,000, (iv) interest rate cap premium amortization of $7,770,000, (v) straight-lining of rents of $2,631,000 and (vi) stock-based compensation expense of $450,000.

Net cash used in financing activities of $92,424,000 was comprised of dividends paid of $92,320,000 and debt issuance costs of $104,000.

Dividends

On February 5, 2025, our Board of Directors declared a regular quarterly dividend of $4.50 per share (an indicated annual rate of $18.00 per share). The dividend, if declared by the Board of Directors at the same rate for all of 2025, would require us to pay out approximately $92,400,000 in 2025.

Debt

Below is a summary of our outstanding debt and maturities as of December 31, 2024. We may refinance our maturing debt as it comes due or choose to repay it.

(Amounts in thousands)	Balance	Interest Rate	Maturity
731 Lexington Avenue, office condominium	$ 400,000	5.04 %	Oct. 09, 2028
731 Lexington Avenue, retail condominium[1][2]	300,000	1.76 %	Aug. 05, 2025
Rego Park II shopping center[1][3]	202,544	5.60 %	Dec. 12, 2025
The Alexander apartment tower	94,000	2.63 %	Nov. 01, 2027
Total	996,544		
Deferred debt issuance costs, net of accumulated amortization of $7,381	(8,525)		
Total, net	$ 988,019		

(1) Interest rate listed represents the rate in effect as of December 31, 2024 based on SOFR as of contractual reset date plus contractual spread, adjusted for hedging instruments as applicable.

(2) Interest at SOFR plus 1.51% which was swapped to a fixed rate of 1.76% through May 2025.

(3) Interest at SOFR plus 1.45% (SOFR is capped at a rate of 4.15% through December 2025).

Below is a summary of our principal and interest repayments scheduled as of December 31, 2024.

(Amounts in thousands)	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
Long-term debt obligations	$ 1,098,128	$ 542,746	$ 139,519	$ 415,863	$ —
Total principal and interest repayments [1]	$ 1,098,128	$ 542,746	$ 139,519	$ 415,863	$ —

(1) Interest on variable rate debt is computed using rates in effect as of December 31, 2024 adjusted for hedging instruments as applicable.

Liquidity and Capital Resources - continued

Capital Expenditures

Capital expenditures consist of expenditures to maintain and improve assets, tenant improvement allowances, lease incentives and leasing commissions. During 2025, we expect to spend approximately $125,000,000 of capital expenditures at our properties. We plan to fund these capital expenditures from operating cash flow, existing liquidity, and/or borrowings.

Commitments and Contingencies

Insurance

We maintain general liability insurance with limits of $300,000,000 per occurrence and per property, of which the first $30,000,000 includes communicable disease coverage, and all-risk property and rental value insurance coverage with limits of $1.7 billion per occurrence, including coverage for acts of terrorism, with sub-limits for certain perils such as floods and earthquakes on each of our properties and excluding communicable disease coverage.

Fifty Ninth Street Insurance Company, LLC ("FNSIC"), our wholly owned consolidated subsidiary, acts as a direct insurer for coverage for acts of terrorism, including nuclear, biological, chemical and radiological ("NBCR") acts, as defined by the Terrorism Risk Insurance Act of 2002, as amended to date and which has been extended through December 2027. Coverage for acts of terrorism (including NBCR acts) is up to $1.7 billion per occurrence and in the aggregate. Coverage for acts of terrorism (excluding NBCR acts) is fully reinsured by third party insurance companies and the Federal government with no exposure to FNSIC. For NBCR acts, FNSIC is responsible for a deductible of $338,000 and 20% of the balance of a covered loss, and the Federal government is responsible for the remaining 80% of a covered loss. We are ultimately responsible for any loss incurred by FNSIC.

We continue to monitor the state of the insurance market and the scope and costs of coverage for acts of terrorism or other events. However, we cannot anticipate what coverage will be available on commercially reasonable terms in the future. We are responsible for uninsured losses and for deductibles and losses in excess of our insurance coverage, which could be material.

Our loans contain customary covenants requiring us to maintain insurance. Although we believe that we have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future. If lenders insist on greater coverage than we are able to obtain, it could adversely affect our ability to finance or refinance our properties.

Other

There are various legal actions brought against us from time-to-time in the ordinary course of business. In our opinion, the outcome of such pending matters in the aggregate will not have a material effect on our financial position, results of operations or cash flows.

Funds from Operations ("FFO") (non-GAAP)

FFO is computed in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT defines FFO as GAAP net income or loss adjusted to exclude net gains from sales of certain real estate assets, real estate impairment losses, depreciation and amortization expense from real estate assets and other specified items, including the pro rata share of such adjustments of unconsolidated subsidiaries. FFO and FFO per diluted share are used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. FFO does not represent cash generated from operating activities and is not necessarily indicative of cash available to fund cash requirements and should not be considered as an alternative to net income as a performance measure or cash flow as a liquidity measure. FFO may not be comparable to similarly titled measures employed by other companies. A reconciliation of our net income to FFO is provided below.

FFO (non-GAAP) for the years ended December 31, 2024 and 2023

FFO (non-GAAP) for the year ended December 31, 2024 was $77,968,000, or $15.19 per diluted share, compared to $81,067,000, or $15.80 per diluted share for the year ended December 31, 2023.

The following table reconciles our net income to FFO (non-GAAP):

	For the Year Ended December 31,	
(Amounts in thousands, except share and per share amounts)	2024	2023
Net income	$ 43,444	$ 102,413
Depreciation and amortization of real property	34,524	32,606
Net gain on sale of real estate	—	(53,952)
FFO (non-GAAP)	$ 77,968	$ 81,067
FFO per diluted share (non-GAAP)	$ 15.19	$ 15.80
Weighted average shares used in computing FFO per diluted share	5,132,418	5,129,330

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have exposure to fluctuations in interest rates, which are sensitive to many factors that are beyond our control. Our exposure to a change in interest rates is summarized in the table below.

	2024			2023	
(Amounts in thousands, except per share amounts)	December 31, Balance	Weighted Average Interest Rate	Effect of 1% Change in Base Rates	December 31, Balance	Weighted Average Interest Rate
Variable rate	$ 202,544	5.60%	$ 2,025	$ 702,544	5.88%
Fixed rate	794,000	3.52%	—	394,000	1.97%
	$ 996,544	3.94%	$ 2,025	$ 1,096,544	4.48%
Total effect on diluted earnings per share			$ 0.39		

We have an interest rate cap relating to the mortgage loan on Rego Park II shopping center with a notional amount of $202,544,000 that caps SOFR at 4.15% through December 2025.

We have an interest rate swap relating to the mortgage loan on the retail condominium of our 731 Lexington Avenue property with a notional amount of $300,000,000 that swaps SOFR plus 1.51% for a fixed rate of 1.76% through May 2025.

Fair Value of Debt

The fair value of our consolidated debt is calculated by discounting the future contractual cash flows of these instruments using current risk-adjusted rates available to borrowers with similar credit ratings, which are provided by a third-party specialist. As of December 31, 2024 and 2023, the estimated fair value of our consolidated debt was $967,941,000 and $1,071,887,000, respectively. Our fair value estimates, which are made at the end of the reporting period, may be different from the amounts that may ultimately be realized upon the disposition of our financial instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements	**Page Number**
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)	36
Consolidated Balance Sheets as of December 31, 2024 and 2023	38
Consolidated Statements of Income for the Years Ended December 31, 2024, 2023 and 2022	39
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2024, 2023 and 2022	40
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024, 2023 and 2022	41
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022	42
Notes to Consolidated Financial Statements	44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Alexander's, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Alexander's, Inc. and subsidiaries (the "Company") as of December 31, 2024, and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Impairment – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company's real estate assets are individually evaluated for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. The Company's evaluation of the recoverability of real estate assets consists of the comparison of undiscounted future cash flows expected to be generated by each real estate asset over the Company's estimated holding period to the respective carrying amount. The Company's undiscounted future cash flow analyses require management to make significant estimates, including estimated terminal values determined using appropriate capitalization rates.

Given the Company's estimated capitalization rates used in the evaluation of impairment of real estate assets is a significant assumption made by management, performing audit procedures to evaluate the reasonableness of management's undiscounted future cash flow analyses required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's estimated capitalization rates used in the evaluation of impairment of real estate assets included the following, among others:

- We tested the effectiveness of controls over management's evaluation of the recoverability of real estate, including controls over management's determination of the reasonableness of the applicable capitalization rates.
- Inquired with management regarding their determination of the capitalization rates, and evaluated the consistency of the capitalization rates used with evidence obtained in other areas of the audit.
- With the assistance of our fair value specialists, we evaluated the reasonableness of the Company's estimated capitalization rates by:
  - Testing the source information underlying the determination of the capitalization rates by evaluating the reasonableness of the capitalization rates used by management with independent market data, focusing on key factors, including geographical location, tenant composition, and property type.
  - Developing a range of independent estimates of capitalization rates and comparing those to the capitalization rates utilized by management.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 10, 2025

We have served as the Company's auditor since 1969.

ALEXANDER'S, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share amounts)

	December 31,	
ASSETS	**2024**	**2023**
Real estate, at cost:		
Land	$ 32,271	$ 32,271
Buildings and leasehold improvements	1,046,132	1,034,068
Development and construction in progress	6,794	281
Total	1,085,197	1,066,620
Accumulated depreciation and amortization	(443,627)	(415,903)
Real estate, net	641,570	650,717
Cash and cash equivalents	338,532	531,855
Restricted cash	55,304	21,122
Tenant and other receivables	5,112	6,076
Receivable arising from the straight-lining of rents	111,750	124,866
Deferred leasing costs, net, including unamortized leasing fees to Vornado of $22,380 and $19,540, respectively	163,677	24,888
Other assets	25,350	44,156
	$ 1,341,295	$ 1,403,680
LIABILITIES AND EQUITY		
Mortgages payable, net of deferred debt issuance costs	$ 988,019	$ 1,092,551
Amounts due to Vornado	1,159	715
Accounts payable and accrued expenses	38,743	51,750
Lease incentive liabilities	115,118	—
Other liabilities	21,397	21,007
Total liabilities	1,164,436	1,166,023
Commitments and contingencies		
Preferred stock: $1.00 par value per share; authorized, 3,000,000 shares; issued and outstanding, none	—	—
Common stock: $1.00 par value per share; authorized, 10,000,000 shares; issued, 5,173,450 shares; outstanding, 5,107,290 shares	5,173	5,173
Additional capital	34,765	34,315
Retained earnings	133,402	182,336
Accumulated other comprehensive income	3,887	16,201
	177,227	238,025
Treasury stock: 66,160 shares, at cost	(368)	(368)
Total equity	176,859	237,657
	$ 1,341,295	$ 1,403,680

See notes to consolidated financial statements.

ALEXANDER'S, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share amounts)

		Year Ended December 31,				
		2024		**2023**		**2022**
REVENUES						
Rental revenues	$	226,374	$	224,962	$	205,814
EXPENSES						
Operating, including fees to Vornado of $6,581, $6,480 and $6,037, respectively		(103,240)		(101,210)		(90,446)
Depreciation and amortization		(34,782)		(32,898)		(29,797)
General and administrative, including management fees to Vornado of $2,440 in each year		(6,519)		(6,341)		(6,106)
Total expenses		(144,541)		(140,449)		(126,349)
Interest and other income		24,429		22,245		6,769
Interest and debt expense		(62,818)		(58,297)		(28,602)
Net gain on sale of real estate		—		53,952		—
Net income	$	43,444	$	102,413	$	57,632
Net income per common share - basic and diluted	$	8.46	$	19.97	$	11.24
Weighted average shares outstanding - basic and diluted		5,132,418		5,129,330		5,126,100

See notes to consolidated financial statements.

ALEXANDER'S, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in thousands)

	Year Ended December 31,					
		2024		2023		2022
Net income	$	43,444	$	102,413	$	57,632
Other comprehensive (loss) income:						
Change in fair value of interest rate derivatives and other		(12,314)		(9,385)		18,092
Comprehensive income	$	31,130	$	93,028	$	75,724

See notes to consolidated financial statements.

ALEXANDER'S, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in thousands)

	Common Stock		Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Equity
	Shares	Amount					
Balance, December 31, 2021	5,173	$ 5,173	$ 33,415	$ 206,875	$ 7,494	$ (368)	$ 252,589
Net income	—	—	—	57,632	—	—	57,632
Dividends paid ($18.00 per common share)	—	—	—	(92,264)	—	—	(92,264)
Change in fair value of interest rate derivatives and other	—	—	—	—	18,092	—	18,092
Deferred stock unit grants	—	—	450	—	—	—	450
Balance, December 31, 2022	5,173	5,173	33,865	172,243	25,586	(368)	236,499
Net income	—	—	—	102,413	—	—	102,413
Dividends paid ($18.00 per common share)	—	—	—	(92,320)	—	—	(92,320)
Change in fair value of interest rate derivatives and other	—	—	—	—	(9,385)	—	(9,385)
Deferred stock unit grants	—	—	450	—	—	—	450
Balance, December 31, 2023	5,173	5,173	34,315	182,336	16,201	(368)	237,657
Net income	—	—	—	43,444	—	—	43,444
Dividends paid ($18.00 per common share)	—	—	—	(92,378)	—	—	(92,378)
Change in fair value of interest rate derivatives	—	—	—	—	(12,314)	—	(12,314)
Deferred stock unit grants	—	—	450	—	—	—	450
Balance, December 31, 2024	5,173	$ 5,173	$ 34,765	$ 133,402	$ 3,887	$ (368)	$ 176,859

See notes to consolidated financial statements.

ALEXANDER'S, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 43,444	$ 102,413	$ 57,632
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization, including amortization of debt issuance costs	37,897	34,605	31,454
Net gain on sale of real estate	—	(53,952)	—
Straight-lining of rents	13,116	2,631	7,960
Stock-based compensation expense	450	450	450
Interest rate cap premium amortization	6,483	7,770	—
Other non-cash adjustments	494	(1,559)	(2,928)
Change in operating assets and liabilities:			
Tenant and other receivables	165	(572)	1,680
Other assets	(149,445)	14,141	2,782
Amounts due to Vornado	98	(60)	40
Accounts payable and accrued expenses	(13,695)	3,263	3,141
Lease incentive liabilities	115,118	—	—
Other liabilities	(19)	(19)	338
Net cash provided by operating activities	54,106	109,111	102,549
CASH FLOWS FROM INVESTING ACTIVITIES			
Construction in progress and real estate additions	(19,785)	(4,681)	(14,386)
Purchase of U.S. Treasury bills	—	—	(364,238)
Proceeds from maturities of U.S. Treasury bills	—	264,881	99,358
Proceeds from sale of real estate	—	67,821	—
Purchase of interest rate cap	—	(11,258)	—
Proceeds from interest rate cap	6,563	5,049	—
Net cash (used in) provided by investing activities	(13,222)	321,812	(279,266)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	(92,378)	(92,320)	(92,264)
Debt issuance costs	(7,647)	(104)	(46)
Debt repayments	(500,000)	—	—
Proceeds from borrowings	400,000	—	—
Net cash used in financing activities	(200,025)	(92,424)	(92,310)
Net (decrease) increase in cash and cash equivalents and restricted cash	(159,141)	338,499	(269,027)
Cash and cash equivalents and restricted cash at beginning of year	552,977	214,478	483,505
Cash and cash equivalents and restricted cash at end of year	$ 393,836	$ 552,977	$ 214,478
RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH			
Cash and cash equivalents at beginning of year	$ 531,855	$ 194,933	$ 463,539
Restricted cash at beginning of year	21,122	19,545	19,966
Cash and cash equivalents and restricted cash at beginning of year	$ 552,977	$ 214,478	$ 483,505
Cash and cash equivalents at end of year	$ 338,532	$ 531,855	$ 194,933
Restricted cash at end of year	55,304	21,122	19,545
Cash and cash equivalents and restricted cash at end of year	$ 393,836	$ 552,977	$ 214,478

See notes to consolidated financial statements.

ALEXANDER'S, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
(Amounts in thousands)

	Year Ended December 31,		
	2024	2023	2022
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash payments for interest (net of amounts capitalized)	$ 59,685	$ 53,975	$ 25,934
NON-CASH TRANSACTIONS			
Write-off of fully depreciated assets	$ 2,242	$ 8,097	$ 23
Liability for real estate additions, including $346 for development fees due to Vornado in 2024	3,003	1,969	2,254
Additional estimated lease liability arising from the recognition of right-of-use asset	—	—	16,099

See notes to consolidated financial statements.

1. ORGANIZATION

Alexander's, Inc. (NYSE: ALX) is a real estate investment trust ("REIT"), incorporated in Delaware, engaged in leasing, managing, developing and redeveloping its properties. All references to "we," "us," "our," "Company" and "Alexander's" refer to Alexander's, Inc. and its consolidated subsidiaries. We are managed by, and our properties are leased and developed by, Vornado Realty Trust ("Vornado") (NYSE: VNO).

We have five properties in New York City consisting of:

Operating properties

- 731 Lexington Avenue, a 1,080,000 square foot multi-use building, comprising the entire block bounded by Lexington Avenue, East 59th Street, Third Avenue and East 58th Street in Manhattan. The building contains 947,000 and 133,000 of rentable square feet of office and retail space, respectively. Bloomberg L.P. ("Bloomberg") occupies all of the office space. The Home Depot (83,000 square feet) was the principal retail tenant at the property until its lease expired on January 31, 2025. Annual rental revenues from the Home Depot at expiration was approximately $15,150,000;

- Rego Park I, a 338,000 square foot shopping center, is located on Queens Boulevard and 63rd Road in Queens. The center was anchored by a 50,000 square foot Burlington and a 36,000 square foot Marshalls. In the fourth quarter of 2024, we entered into ten-year leases with Burlington and Marshalls to relocate them to our Rego Park II property in 2025;

- Rego Park II, a 615,000 square foot shopping center, is located adjacent to the Rego Park I shopping center in Queens. The center is anchored by a 145,000 square foot Costco and a 133,000 square foot Kohl's, which has been subleased;

- Flushing, a 167,000 square foot building, located on Roosevelt Avenue and Main Street in Queens, that is subleased to New World Mall LLC. The property is ground leased through January 2027 with one ten-year extension option; and

- The Alexander apartment tower, located above our Rego Park II shopping center, contains 312 units aggregating 255,000 square feet.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying consolidated financial statements include our accounts and those of our consolidated subsidiaries. All intercompany amounts have been eliminated. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Recently Issued Accounting Literature

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 aims to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. The update also requires disclosure regarding the chief operating decision maker and expands the interim segment disclosure requirements. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. These consolidated financial statements incorporate the adoption of ASU 2023-07 as required. Refer to Note 13 - *Segment Information*.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). ASU 2023-09 requires entities to disclose additional information with respect to the effective tax rate reconciliation and to disclose the disaggregation by jurisdiction of income tax expense and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of ASU 2023-09 on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"), and in January 2025, the FASB issued ASU 2025-01, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date* ("ASU 2025-01"). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of these standards on our consolidated financial statements.

Real Estate – Real estate is carried at cost, net of accumulated depreciation and amortization. As of December 31, 2024 and 2023, the carrying amount of our real estate, net of accumulated depreciation and amortization, was $641,570,000 and $650,717,000, respectively. Maintenance and repairs are generally expensed as incurred. Depreciation requires an estimate by management of the useful life of each property and improvement as well as an allocation of the costs associated with a property to its various components. We capitalize all property operating expenses directly associated with and attributable to, the development and construction of a project, including interest expense. The capitalization period begins when development activities are underway and ends when it is determined that the asset is substantially complete and ready for its intended use, which is typically evidenced by the receipt of a temporary certificate of occupancy. General and administrative costs are expensed as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Our properties are individually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset, including an estimated terminal value calculated using an appropriate capitalization rate. Estimates of future cash flows are based on our current plans, intended holding periods and available market information at the time the analyses are prepared. For our development properties, estimates of future cash flows also include all future expenditures necessary to develop the asset, including interest payments that will be capitalized as part of the cost of the asset. An impairment loss is recognized only if the carrying amount of the asset is not recoverable and is measured based on the excess of the property's carrying amount over its estimated fair value. If our estimates of future cash flows, anticipated holding periods, or fair values change, based on market conditions or otherwise, our evaluation of impairment charges may be different and such differences could be material to our consolidated financial statements. Estimates of future cash flows are subjective and are based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Plans to hold properties over longer periods decrease the likelihood of recording impairment losses.

Revenue Recognition – Rental revenues include revenues from the leasing of space at our properties to tenants, tenant services and parking garage revenues. We have the following revenue recognition policies:

- Revenues from the leasing of space at our properties to tenants include (i) lease components, including fixed and variable lease payments, and nonlease components which include reimbursement of common area maintenance expenses, and (ii) reimbursement of real estate taxes and insurance expenses. As lessor, we have elected to combine the lease and nonlease components of our operating lease agreements and account for the components as a single lease component in accordance with ASC Topic 842, *Leases* ("ASC 842").

  - Revenues from fixed lease payments for operating leases are recognized on a straight-line basis over the non-cancelable term of the lease, together with renewal options that are reasonably certain of being exercised. We commence revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use.

  - Revenues derived from the reimbursement of real estate taxes, insurance expenses and common area maintenance expenses are generally recognized in the same period as the related expenses are incurred.

- Revenues derived from sub-metered electric, elevator, trash removal and other services provided to our tenants at their request are recognized as the services are transferred in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606").

- Revenues derived from the operations of our parking facilities, which charge hourly or monthly fees to provide parking services to customers, are recognized as the services are transferred in accordance with ASC 606.

We evaluate on an individual lease basis whether it is probable that we will collect substantially all amounts due from our tenants and recognize changes in the collectability assessment of our operating leases as adjustments to rental revenue. Management exercises judgment in assessing collectability of tenant receivables and considers payment history, current credit status and publicly available information about the financial condition of the tenant, and other factors. Tenant receivables, including receivables arising from the straight-lining of rents, are written off when management deems that the collectability of substantially all future lease payments from a specific lease is not probable of collection, at which point, the Company will limit future rental revenues to cash received.

Cash and Cash Equivalents – Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less when purchased and are carried at cost, which approximates fair value, due to their short-term maturities. The majority of our cash and cash equivalents consist of (i) deposits at major commercial banks, which may at times exceed the Federal Deposit Insurance Corporation limit, (ii) money market funds, which invest in U.S. Treasury bills and (iii) certificates of deposit placed through an account registry service ("CDARS"). To date we have not experienced any losses on our invested cash.

Restricted Cash – Restricted cash primarily consists of cash escrowed under loan and interest rate derivative agreements, including for debt service, real estate taxes, property insurance, leasing costs and capital improvements, and security deposits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Deferred Charges – Direct financing costs are deferred and amortized on a straight-line basis, which approximates the effective interest rate method, over the terms of the related agreements as a component of interest and debt expense. Direct and incremental costs related to successful leasing activities are capitalized and amortized on a straight-line basis over the lives of the related leases.

Income Taxes – We operate in a manner intended to enable us to continue to qualify as a REIT under Sections 856 – 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain our qualification as a REIT under the Code, we must distribute at least 90% of our taxable income to stockholders each year. We distribute to our stockholders 100% of our taxable income and therefore, no provision for Federal income taxes is required. Dividends distributed for the year ended December 31, 2024 were characterized, for federal income tax purposes, as 100% ordinary income. Dividends distributed for the year ended December 31, 2023 were characterized, for federal income tax purposes, as 41.5% ordinary income and 58.5% of long-term capital gain income. Dividends distributed for the year ended December 31, 2022 were characterized, for federal income tax purposes, as 100.0% ordinary income.

The estimated taxable income attributable to our common stockholders (unaudited) for the years ended December 31, 2024, 2023 and 2022 was approximately $65,493,000, $98,555,000, and $64,960,000, respectively. The book to tax differences between net income and estimated taxable income primarily result from differences in the income recognition or deductibility of depreciation and amortization, gains or losses from the sale of real estate and other capital transactions, straight-line rent adjustments, the change in fair value of marketable securities and income from discontinued operations.

As of December 31, 2024, the net basis of our assets and liabilities for tax reporting purposes was approximately $133,704,000 lower than the amount reported for financial statement purposes.

3. REVENUE RECOGNITION

The following is a summary of revenue sources for the years ended December 31, 2024, 2023 and 2022.

(Amounts in thousands)	Year Ended December 31,		
	2024	2023	2022
Lease revenues	$ 217,656	$ 216,468	$ 197,230
Parking revenue	4,751	4,456	4,897
Tenant services	3,967	4,038	3,687
Rental revenues	$ 226,374	$ 224,962	$ 205,814

The components of lease revenues for the years ended December 31, 2024, 2023 and 2022 are as follows:

(Amounts in thousands)	Year Ended December 31,		
	2024	2023	2022
Fixed lease revenues	$ 147,903	$ 147,569	$ 135,668
Variable lease revenues	69,753	68,899	61,562
Lease revenues	$ 217,656	$ 216,468	$ 197,230

4. REAL ESTATE SALE

On May 19, 2023, we sold the Rego Park III land parcel in Queens, New York, for $71,060,000 inclusive of consideration for Brownfield tax benefits and reimbursement of costs for plans, specifications and improvements to date. Net proceeds from the sale were $67,821,000 after closing costs and the financial statement gain was $53,952,000.

5. RELATED PARTY TRANSACTIONS

Vornado

As of December 31, 2024, Vornado owned 32.4% of our outstanding common stock. We are managed by, and our properties are leased and developed by, Vornado, pursuant to the agreements described below, which expire in March of each year and are automatically renewable.

Steven Roth is the Chairman of our Board of Directors and Chief Executive Officer, the Managing General Partner of Interstate Properties ("Interstate"), a New Jersey general partnership, and the Chairman of the Board of Trustees and Chief Executive Officer of Vornado. As of December 31, 2024, Mr. Roth, Interstate and its other two general partners, David Mandelbaum and Russell B. Wight, Jr. (who are also directors of the Company and trustees of Vornado) owned, in the aggregate, 26.0% of our outstanding common stock, in addition to the 2.3% they indirectly own through Vornado.

Management and Development Agreements

We pay Vornado an annual management fee equal to the sum of (i) $2,800,000, (ii) 2% of gross revenue from the Rego Park II shopping center, (iii) $0.50 per square foot of the tenant-occupied office and retail space at 731 Lexington Avenue, and (iv) $376,000, escalating at 3% per annum, for managing the common area of 731 Lexington Avenue. Vornado is also entitled to a development fee equal to 6% of development costs, as defined.

Leasing and Other Agreements

Vornado also provides us with leasing services for a fee of 3% of rent for the first ten years of a lease term, 2% of rent for the eleventh through the twentieth year of a lease term, and 1% of rent for the twenty-first through thirtieth year of a lease term, subject to the payment of rents by tenants. Under the agreements in effect prior to May 1, 2024, in the event third-party real estate brokers were used, the fees to Vornado increased by 1% and Vornado was responsible for the fees to the third-party real estate brokers ("Third-Party Lease Commissions"). On May 1, 2024, our Board of Directors approved amendments to the leasing agreements, subject to applicable lender consents, pursuant to which the Company is responsible for any Third-Party Lease Commissions and, in such circumstances, Vornado's fee is one-third of the applicable Third-Party Lease Commission.

Vornado is also entitled to a commission upon the sale of any of our assets equal to 3% of gross proceeds, as defined, for asset sales less than $50,000,000 and 1% of gross proceeds, as defined, for asset sales of $50,000,000 or more.

We also have agreements with Building Maintenance Services LLC, a wholly owned subsidiary of Vornado, to supervise (i) cleaning, engineering and security services at our 731 Lexington Avenue property and (ii) security services at our Rego Park I and Rego Park II properties and The Alexander apartment tower. In addition, we have an agreement with a wholly owned subsidiary of Vornado to manage the parking garages at our Rego Park I and Rego Park II properties.

The following is a summary of fees earned by Vornado under the various agreements discussed above.

	Year Ended December 31,		
(Amounts in thousands)	**2024**	**2023**	**2022**
Company management fees	$ 2,800	$ 2,800	$ 2,800
Development fees	472	—	3
Leasing fees	6,084	1,213	1,378
Commission on sale of real estate	—	711	—
Property management, cleaning, engineering, parking and security fees	6,053	6,005	5,912
	$ 15,409	$ 10,729	$ 10,093

As of December 31, 2024, the amounts due to Vornado were $642,000 for management, property management, cleaning, engineering and security fees, $346,000 for development fees and $171,000 for leasing fees. As of December 31, 2023, the amounts due to Vornado were $646,000 for management, property management, cleaning, engineering and security fees and $69,000 for leasing fees

6. MORTGAGES PAYABLE

On June 9, 2023, we exercised our remaining one-year extension option on the $500,000,000 interest-only mortgage loan on the office condominium of our 731 Lexington Avenue property. The interest rate on the loan remained at LIBOR plus 0.90% through July 15, 2023 and then at the Prime Rate through loan maturity on June 11, 2024. In addition, in June 2023, we purchased an interest rate cap for $11,258,000, which capped LIBOR at 6.00% through July 15, 2023 and then the Prime Rate at 6.00% through loan maturity. On June 11, 2024, we entered into a four-month extension of the loan and simultaneously paid down the principal balance by $10,000,000 to $490,000,000.

On September 30, 2024, we entered into a new $400,000,000 mortgage loan on the office condominium portion of 731 Lexington Avenue. The interest-only loan has a fixed rate of 5.04% and matures in October 2028. The loan is prepayable, at the Company's option, with no penalty, beginning in October 2026. The new loan replaces the previous $490,000,000 loan that bore interest at the Prime Rate and was scheduled to mature in October 2024.

The following is a summary of our outstanding mortgages payable. We may refinance our maturing debt as it comes due or choose to repay it.

(Amounts in thousands)	Maturity	Interest Rate at December 31, 2024	Balance at December 31,	
			2024	2023
First mortgages secured by:				
731 Lexington Avenue, office condominium	Oct. 09, 2028	5.04%	$ 400,000	$ 500,000
731 Lexington Avenue, retail condominium[1][2]	Aug. 05, 2025	1.76%	300,000	300,000
Rego Park II shopping center[1][3]	Dec. 12, 2025	5.60%	202,544	202,544
The Alexander apartment tower	Nov. 01, 2027	2.63%	94,000	94,000
Total			996,544	1,096,544
Deferred debt issuance costs, net of accumulated amortization of $7,381 and $17,639, respectively			(8,525)	(3,993)
			$ 988,019	$ 1,092,551

[1] Interest rate listed represents the rate in effect as of December 31, 2024 based on SOFR as of contractual reset date plus contractual spread, adjusted for hedging instruments as applicable.

[2] Interest at SOFR plus 1.51% which was swapped to a fixed rate of 1.76% through May 2025.

[3] Interest at SOFR plus 1.45% (SOFR is capped at a rate of 4.15% through December 2025).

The net carrying value of real estate collateralizing the debt amounted to $587,548,000 as of December 31, 2024. Our existing financing documents contain covenants that limit our ability to incur additional indebtedness on these properties, and in certain circumstances, provide for lender approval of tenants' leases and yield maintenance to prepay them. As of December 31, 2024, the principal repayments (based on the extended loan maturity dates) for the next five years and thereafter are as follows:

(Amounts in thousands)	
Year Ending December 31,	**Amount**
2025	$ 502,544
2026	—
2027	94,000
2028	400,000
2029	—
Thereafter	—

7. FAIR VALUE MEASUREMENTS

ASC Topic 820, *Fair Value Measurement* ("ASC 820") defines fair value and establishes a framework for measuring fair value. ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities that are highly liquid and are actively traded in secondary markets; Level 2 – observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value.

Financial Assets and Liabilities Measured at Fair Value

Financial assets measured at fair value on our consolidated balance sheet as of December 31, 2024 consist of interest rate derivatives, which are presented in the table below based on their level in the fair value hierarchy. There were no financial liabilities measured at fair value as of December 31, 2024.

(Amounts in thousands)	As of December 31, 2024			
	Total	Level 1	Level 2	Level 3
Interest rate derivatives (included in other assets)	$ 4,487	$ —	$ 4,487	$ —

Financial assets measured at fair value on our consolidated balance sheet as of December 31, 2023 consist of interest rate derivatives, which are presented in the table below based on their level in the fair value hierarchy. There were no financial liabilities measured at fair value as of December 31, 2023.

(Amounts in thousands)	As of December 31, 2023			
	Total	Level 1	Level 2	Level 3
Interest rate derivatives (included in other assets)	$ 22,608	$ —	$ 22,608	$ —

Interest Rate Derivatives

We recognize the fair value of all interest rate derivatives in "other assets" or "other liabilities" on our consolidated balance sheets and since all of our interest rate derivatives have been designated as cash flow hedges, changes in the fair value are recognized in other comprehensive income. The table below summarizes our interest rate derivatives, all of which hedge the interest rate risk attributable to the variable rate debt noted as of December 31, 2024 and 2023, respectively.

(Amounts in thousands)	Fair Value Asset as of December 31,		As of December 31, 2024		
	2024	2023	Notional Amount	Swapped Rate	Expiration Date
Interest rate swap related to:					
731 Lexington Avenue mortgage loan, retail condominium	$ 4,117	$ 16,315	$ 300,000	1.76%	5/25
Interest rate caps related to:					
Rego Park II shopping center mortgage loan	370	1,370	202,544	(1)	12/25
731 Lexington Avenue mortgage loan, office condominium	—	4,923			
Included in other assets	$ 4,487	$ 22,608			

(1) SOFR cap strike rate of 4.15%.

7. FAIR VALUE MEASUREMENTS - continued

Financial Assets and Liabilities not Measured at Fair Value

Financial assets and liabilities that are not measured at fair value on our consolidated balance sheets include cash equivalents and mortgages payable. Cash equivalents are carried at cost, which approximates fair value due to their short-term maturities and are classified as Level 1. The fair value of our mortgages payable is calculated by discounting the future contractual cash flows of these instruments using current risk-adjusted rates available to borrowers with similar credit ratings, which are provided by a third-party specialist, and is classified as Level 2. The table below summarizes the carrying amount and fair value of these financial instruments as of December 31, 2024 and 2023.

(Amounts in thousands)	As of December 31, 2024		As of December 31, 2023	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash equivalents	$ 61,889	$ 61,889	$ 363,535	$ 363,535
Liabilities:				
Mortgages payable (excluding deferred debt issuance costs, net)	$ 996,544	$ 967,941	$ 1,096,544	$ 1,071,887

8. LEASES

As Lessor

We lease space to tenants under operating leases in an office building and in retail centers. The rental terms range from approximately 5 to 25 years. The leases provide for the payment of fixed base rents payable monthly in advance as well as reimbursements of real estate taxes, insurance and maintenance costs. Retail leases may also provide for the payment by the lessee of additional rents based on a percentage of their sales. We also lease residential space at The Alexander apartment tower which generally have a 1 or 2 year lease terms.

Future undiscounted cash flows under our contractual non-cancelable operating leases are as follows:

(Amounts in thousands)	As of December 31, 2024
For the year ending December 31,	
2025	$ 138,497
2026	128,752
2027	125,733
2028	133,449
2029	49,223
Thereafter	1,172,878

These amounts do not include reimbursements or additional rents based on a percentage of retail tenants' sales.

Bloomberg accounted for revenue of $125,349,000, $120,351,000, and $115,129,000 in the years ended December 31, 2024, 2023 and 2022, respectively, representing approximately 55%, 54% and 56% of our rental revenues in each year, respectively. No other tenant accounted for more than 10% of our rental revenues. If we were to lose Bloomberg as a tenant, or if Bloomberg were to be unable to fulfill its obligations under its lease, it would adversely affect our results of operations and financial condition. In order to assist us in our continuing assessment of Bloomberg's creditworthiness, we receive certain confidential financial information and metrics from Bloomberg. In addition, we access and evaluate financial information regarding Bloomberg from other private sources, as well as publicly available data.

On May 3, 2024, Alexander's and Bloomberg entered into an agreement to extend the leases covering approximately 947,000 square feet at our 731 Lexington Avenue property that were scheduled to expire in February 2029 for a term of eleven years to February 2040. Upon execution of this lease extension, we paid a $32,000,000 leasing commission, of which $26,500,000 was to a third-party broker and $5,500,000 was to Vornado.

In connection with the lease extension, Bloomberg is entitled to a $113,618,000 tenant fund which is accounted for as a lease incentive under GAAP. Accordingly, during the second quarter of 2024, we recorded a deferred lease incentive asset of $113,618,000, which is amortized as a reduction to rental revenues over the remaining term of the lease, and a corresponding liability. These amounts are included in "Deferred leasing costs, net" and "Lease incentive liabilities," on our consolidated balance sheet as of December 31, 2024.

8.   LEASES - continued

As Lessor - continued

On December 3, 2022, IKEA closed its 112,000 square foot store at our Rego Park I property under a lease that was set to expire in December 2030. The lease included a right to terminate effective no earlier than March 16, 2026, subject to payment of rent through the termination date and an additional termination payment equal to the lesser of $10,000,000 or the amount of rent due under the remaining term. On September 27, 2023, we entered into a lease modification agreement with IKEA which accelerated its lease termination date to April 1, 2024. In the fourth quarter of 2023 and the first quarter of 2024, IKEA paid its remaining rent obligation through March 16, 2026 and the $10,000,000 termination payment.

As Lessee

We are the lessee under a ground lease at our Flushing property, classified as an operating lease, which expires in 2027 and has one ten-year extension option. In January 2022, New World Mall LLC, the subtenant at the property, exercised its one remaining ten-year extension option through January 2037. As a result of the subtenant exercising its extension option, we were required by GAAP to remeasure our ground lease liability based upon an estimate of lease payments to be made during the ten-year extension period of our ground lease resulting in an incremental right-of-use asset and lease liability of approximately $16,000,000. The discount rate applied in the remeasurement of the lease liability was based on the incremental borrowing rate ("IBR") of 5.86% at the time of the remeasurement. We considered the general economic environment and factored in various Company specific adjustments to arrive at the IBR. As of December 31, 2024, the remaining right-of-use asset of $16,571,000 and lease liability of $20,861,000, are included in "other assets" and "other liabilities," respectively, on our consolidated balance sheet.

Future lease payments under this operating lease, including our estimated payments during the extension period, are as follows:

(Amounts in thousands)	As of December 31, 2024
For the year ending December 31,	
2025	$ 800
2026	800
2027	2,707
2028	2,880
2029	2,880
Thereafter	20,400
Total undiscounted cash flows	30,467
Present value discount	(9,606)
Lease liability as of December 31, 2024	$ 20,861

We recognize rent expense as a component of "operating" expenses on our consolidated statements of income on a straight-line basis. Rent expense was $2,161,000 in each of the years ended December 31, 2024, 2023 and 2022, respectively. Cash paid for rent expense was $800,000 in each of the years ended December 31, 2024, 2023 and 2022, respectively.

9.   STOCK-BASED COMPENSATION

We account for stock-based compensation in accordance with ASC Topic 718, *Compensation – Stock Compensation* ("ASC 718"). Our 2016 Omnibus Stock Plan (the "Plan") provides for grants of incentive and non-qualified stock options, restricted stock, stock appreciation rights, deferred stock units ("DSUs") and performance shares, as defined, to the directors, officers and employees of the Company and Vornado.

In May 2024, we granted each of the members of our Board of Directors 357 DSUs with a market value of $75,000 per grant. The grant date fair value of these awards was $56,250 per grant, or $450,000 in the aggregate, in accordance with ASC 718. The DSUs entitle the holders to receive shares of the Company's common stock without the payment of any consideration. The DSUs vested immediately and accordingly, were expensed on the date of grant, but the shares of common stock underlying the DSUs are not deliverable to the grantee until the grantee is no longer serving on the Company's Board of Directors. As of December 31, 2024, there were 26,244 DSUs outstanding and 479,543 shares were available for future grant under the Plan.

10. COMMITMENTS AND CONTINGENCIES

Insurance

We maintain general liability insurance with limits of $300,000,000 per occurrence and per property, of which the first $30,000,000 includes communicable disease coverage, and all-risk property and rental value insurance coverage with limits of $1.7 billion per occurrence, including coverage for acts of terrorism, with sub-limits for certain perils such as floods and earthquakes on each of our properties and excluding communicable disease coverage.

Fifty Ninth Street Insurance Company, LLC ("FNSIC"), our wholly owned consolidated subsidiary, acts as a direct insurer for coverage for acts of terrorism, including nuclear, biological, chemical and radiological ("NBCR") acts, as defined by the Terrorism Risk Insurance Act of 2002, as amended to date and which has been extended through December 2027. Coverage for acts of terrorism (including NBCR acts) is up to $1.7 billion per occurrence and in the aggregate. Coverage for acts of terrorism (excluding NBCR acts) is fully reinsured by third party insurance companies and the Federal government with no exposure to FNSIC. For NBCR acts, FNSIC is responsible for a deductible of $338,000 and 20% of the balance of a covered loss, and the Federal government is responsible for the remaining 80% of a covered loss. We are ultimately responsible for any loss incurred by FNSIC.

We continue to monitor the state of the insurance market and the scope and costs of coverage for acts of terrorism or other events. However, we cannot anticipate what coverage will be available on commercially reasonable terms in the future. We are responsible for uninsured losses and for deductibles and losses in excess of our insurance coverage, which could be material.

Our loans contain customary covenants requiring us to maintain insurance. Although we believe that we have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future. If lenders insist on greater coverage than we are able to obtain, it could adversely affect our ability to finance or refinance our properties.

Other

There are various legal actions brought against us from time-to-time in the ordinary course of business. In our opinion, the outcome of such pending matters in the aggregate will not have a material effect on our financial position, results of operations or cash flows.

11. MULTIEMPLOYER BENEFIT PLANS

Our subsidiaries make contributions to certain multiemployer defined benefit plans ("Multiemployer Pension Plans") and health plans ("Multiemployer Health Plans") for our union represented employees, pursuant to the respective collective bargaining agreements.

Multiemployer Pension Plans

Multiemployer Pension Plans differ from single-employer pension plans in that (i) contributions to multiemployer plans may be used to provide benefits to employees of other participating employers and (ii) if other participating employers fail to make their contributions, each of our subsidiaries may be required to bear their pro rata share of unfunded obligations. If a participating subsidiary withdraws from a plan in which it participates, it may be subject to a withdrawal liability. As of December 31, 2024, our subsidiaries' participation in these plans were not significant to our consolidated financial statements.

In the years ended December 31, 2024, 2023 and 2022 our subsidiaries contributed $267,000, $215,000 and $178,000, respectively, towards Multiemployer Pension Plans. Our subsidiaries' contributions did not represent more than 5% of total employer contributions in any of these plans for the years ended December 31, 2024, 2023 and 2022.

Multiemployer Health Plans

Multiemployer Health Plans in which our subsidiaries participate provide health benefits to eligible active and retired employees. In the years ended December 31, 2024, 2023 and 2022 our subsidiaries contributed $1,085,000, $1,005,000 and $839,000, respectively, towards these plans.

12. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted income per share, including a reconciliation of net income and the number of shares used in computing basic and diluted income per share. Basic income per share is determined using the weighted average shares of common stock (including DSUs) outstanding during the period. Diluted income per share is determined using the weighted average shares of common stock (including DSUs) outstanding during the period, and assumes all potentially dilutive securities were converted into common shares at the earliest date possible. There were no potentially dilutive securities outstanding during the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,		
(Amounts in thousands, except share and per share amounts)	**2024**	**2023**	**2022**
Net income	$ 43,444	$ 102,413	$ 57,632
Weighted average shares outstanding – basic and diluted	5,132,418	5,129,330	5,126,100
Net income per common share – basic and diluted	$ 8.46	$ 19.97	$ 11.24

13. SEGMENT INFORMATION

We have determined that our properties, which are considered our operating segments, have similar economic characteristics and meet the criteria that permit these operating segments to be aggregated into one reportable segment (the leasing, management, development and redevelopment of properties in New York City). Net operating income ("NOI") represents total revenues less operating expenses. The Company's chief operating decision maker ("CODM") is its Chief Executive Officer, who considers NOI to be the financial measure of segment profit and loss for making decisions on how to allocate resources and assessing the performance of the segment. Asset information by segment is not reported as the CODM does not use this measure to assess segment performance or to make resource allocation decisions.

Below is a summary of financial information for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,		
(Amounts in thousands)	**2024**	**2023**	**2022**
Rental revenues	$ 226,374	$ 224,962	$ 205,814
Real estate tax expense	(59,256)	(57,722)	(49,885)
Other segment expenses [1]	(43,984)	(43,488)	(40,561)
Total operating expenses	(103,240)	(101,210)	(90,446)
NOI	$ 123,134	$ 123,752	$ 115,368

[1] Includes various expenses associated with operating our properties including but not limited to ground rent, insurance, repairs and maintenance and utilities.

Below is a reconciliation of NOI to net income for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,		
(Amounts in thousands)	**2024**	**2023**	**2022**
NOI	$ 123,134	$ 123,752	$ 115,368
Net gain on sale of real estate	—	53,952	—
Interest and debt expense	(62,818)	(58,297)	(28,602)
Interest and other income	24,429	22,245	6,769
General and administrative	(6,519)	(6,341)	(6,106)
Depreciation and amortization	(34,782)	(32,898)	(29,797)
Net income	$ 43,444	$ 102,413	$ 57,632

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures – Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective.

Internal Control Over Financial Reporting – There have not been any changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the fourth quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER
FINANCIAL REPORTING

The management of Alexander's, Inc., together with its consolidated subsidiaries (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2024, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2024 is effective.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing on the following page of this Annual Report on Form 10-K, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Alexander's, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Alexander's, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 10, 2025, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 10, 2025

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information relating to our directors, including our audit committee and audit committee financial expert, will be contained in a definitive Proxy Statement involving the election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. We will file the Proxy Statement with the Securities and Exchange Commission no later than 120 days after December 31, 2024. Such information is incorporated by reference herein. Also incorporated herein by reference is the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement.

Executive Officers of the Registrant

The following is a list of the names, ages, principal occupations and positions with us of our executive officers and the positions held by such officers during the past five years.

| | | PRINCIPAL OCCUPATION, POSITION AND OFFICE |
Name	Age	(Current and during past five years with the Company unless otherwise stated)
Steven Roth	83	Chairman of the Board since May 2004 and Chief Executive Officer since March 1995; Chairman of the Board of Vornado Realty Trust since May 1989; Chief Executive Officer of Vornado Realty Trust since April 2013 and from May 1989 to May 2009; a Trustee of Vornado Realty Trust since 1979; and Managing General Partner of Interstate Properties.
Gary Hansen	47	Chief Financial Officer since November 2021; Senior Vice President & Controller from January 2018 to October 2021; and Vice President & Controller from May 2015 to December 2017.

We have adopted an insider trading policy (the "Insider Trading Policy"), which applies to all employees and prohibits trading in the Company's securities by persons associated with the Company that may possess material nonpublic information relating to the Company. A copy of the Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

We have a code of business conduct and ethics that applies to, among others, our Chief Executive Officer and Chief Financial Officer. The code is posted on our website at www.alx-inc.com. We intend to satisfy our disclosure obligation regarding amendments and waivers of this code applicable to our Chief Executive Officer and Chief Financial Officer by posting such information on our website.

ITEM 11. EXECUTIVE COMPENSATION

Information relating to executive compensation will be contained in the Proxy Statement referred to in "Item 10. Directors, Executive Officers and Corporate Governance" of this Annual Report on Form 10-K. Such information is incorporated by reference herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information relating to security ownership of certain beneficial owners and management and related stockholder matters, except as set forth below, will be contained in the Proxy Statement referred to in "Item 10. Directors, Executive Officers and Corporate Governance" of this Annual Report on Form 10-K. Such information is incorporated by reference herein.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024, regarding our equity compensation.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	26,244	—	479,543
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	26,244	$ —	479,543

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information relating to certain relationships and related transactions and director independence will be contained in the Proxy Statement referred to in "Item 10. Directors, Executive Officers and Corporate Governance" of this Annual Report on Form 10-K. Such information is incorporated by reference herein.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services will be contained in the Proxy Statement referred to in "Item 10. Directors, Executive Officers and Corporate Governance" of this Annual Report on Form 10-K. Such information is incorporated by reference herein.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this Annual Report on Form 10-K.

1.   The consolidated financial statements are set forth in Item 8 of this Annual Report on Form 10-K.

2.   The following financial statement schedule should be read in conjunction with the financial statements included in Item 8 of this Annual Report on Form 10-K.

	Pages in this Annual Report on Form 10-K
Schedule III – Real Estate and Accumulated Depreciation as of	
December 31, 2024, 2023 and 2022	61-62

All other financial statement schedules are omitted because they are not applicable, not required, or the information is included elsewhere in the consolidated financial statements or the notes thereto.

ALEXANDER'S, INC. AND SUBSIDIARIES
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2024
(Amounts in thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E				COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial Cost to Company[1]			Gross Amount at Which Carried at Close of Period							
Description	Encumbrances[2]	Land	Buildings and Leasehold Improvements	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Leasehold Improvements	Development and Construction In Progress	Total[3]	Accumulated Depreciation and Amortization	Date of Construction	Date Acquired[1]	Life on which Depreciation in Latest Income Statement is Computed
Rego Park I	$ —	$ 1,647	$ 8,953	$ 92,868	$ 1,647	$ 100,327	$ 1,494	$ 103,468	$ 49,616	1959	1992	3-39 years
Rego Park II	202,544	3,127	1,467	403,946	3,127	400,113	5,300	408,540	146,937	2009	1992	3-40 years
The Alexander apartment tower	94,000	—	—	115,091	—	115,091	—	115,091	30,283	2016	1992	3-39 years
Flushing	—	—	1,660	(107)	—	1,553	—	1,553	1,383	1975[4]	1992	N/A
Lexington Avenue	700,000	14,432	12,355	429,758	27,497	429,048	—	456,545	215,408	2003	1992	9-39 years
TOTAL	$ 996,544	$ 19,206	$ 24,435	$ 1,041,556	$ 32,271	$ 1,046,132	$ 6,794	$ 1,085,197	$ 443,627			

(1) Initial cost is as of May 15, 1992 (the date on which the Company commenced its real estate operations).

(2) Excludes deferred debt issuance costs, net of $8,525.

(3) The net basis of the Company's assets and liabilities for tax purposes is approximately $133,704 lower than the amount reported for financial statement purposes.

(4) Represents the date the lease was acquired.

ALEXANDER'S, INC. AND SUBSIDIARIES
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
(Amounts in thousands)

	December 31,					
		2024		2023		2022
REAL ESTATE:						
Balance at beginning of period	$	1,066,620	$	1,084,598	$	1,069,426
Additions during the period:						
Land		—		—		—
Buildings and leasehold improvements		8,242		2,959		15,002
Development and construction in progress		12,577		1,346		193
		1,087,439		1,088,903		1,084,621
Less:						
Assets sold		—		(14,186)		—
Assets written-off		(2,242)		(8,097)		(23)
Balance at end of period	$	1,085,197	$	1,066,620	$	1,084,598
ACCUMULATED DEPRECIATION:						
Balance at beginning of period	$	415,903	$	396,268	$	370,557
Depreciation expense		29,966		28,137		25,734
		445,869		424,405		396,291
Less:						
Accumulated depreciation on assets sold		—		(405)		—
Accumulated depreciation on assets written-off		(2,242)		(8,097)		(23)
Balance at end of period	$	443,627	$	415,903	$	396,268

(b)   Exhibits

**Exhibit
No.**

3.1   -   Amended and Restated Certificate of Incorporation. Incorporated herein by reference from Exhibit 3.1 to the registrant's Registration Statement on Form S-3 filed on September 20, 1995   *

3.2   -   Amended and Restated By-laws. Incorporated herein by reference from Exhibit 3.1 to the registrant's Current Report on Form 8-K filed on May 20, 2022.   *

4   -   Description of the Alexander's, Inc. securities registered pursuant to Section 12 of the Securities Exchange Act   ***

10.1   -   Real Estate Retention Agreement dated as of July 20, 1992, between Vornado Realty Trust and Keen Realty Consultants, Inc., each as special real estate consultants, and the Company. Incorporated herein by reference from Exhibit 10(i)(O) to the registrant's Annual Report on Form 10-K for the fiscal year ended July 25, 1992   *

10.2   -   Extension Agreement to the Real Estate Retention Agreement, dated as of February 6, 1995, between the Company and Vornado Realty Trust. Incorporated herein by reference from Exhibit 10(i)(G)(2) to the registrant's Annual Report on Form 10-K for the year ended December 31, 1994   *

10.3   -   Agreement of Lease dated as of April 30, 2001 between Seven Thirty One Limited Partnership, landlord, and Bloomberg L.P., tenant. Incorporated herein by reference from Exhibit 10(v) B to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed on August 2, 2001   *

10.4   -   First Amendment to Real Estate Retention Agreement, dated as of July 3, 2002, by and between Alexander's, Inc. and Vornado Realty, L.P. Incorporated herein by reference from Exhibit 10(i)(E)(3) to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed on August 7, 2002   *

10.5   -   59th Street Real Estate Retention Agreement, dated as of July 3, 2002, by and between Vornado Realty, L.P., 731 Residential LLC and 731 Commercial LLC. Incorporated herein by reference from Exhibit 10(i)(E)(4) to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed on August 7, 2002   *

10.6   -   Amended and Restated Management and Development Agreement, dated as of July 3, 2002, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. Incorporated herein by reference from Exhibit 10(i)(F)(1) to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed on August 7, 2002   *

10.7   -   Limited Liability Company Operating Agreement of 731 Residential LLC, dated as of July 3, 2002, among 731 Residential Holding LLC, as the sole member, Domenic A. Borriello, as an Independent Manager and Kim Lutthang, as an Independent Manager. Incorporated herein by reference from Exhibit 10(i)(A)(1) to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed on August 7, 2002   *

10.8   -   Limited Liability Company Operating Agreement of 731 Commercial LLC, dated as of July 3, 2002, among 731 Commercial Holding LLC, as the sole member, Domenic A. Borriello, as an Independent Manager and Kim Lutthang, as an Independent Manager. Incorporated herein by reference from Exhibit 10(i)(A)(2) to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed on August 7, 2002   *

10.9   -   First Amendment of Lease, dated as of April 19, 2002, between Seven Thirty One Limited Partnership, landlord and Bloomberg L.P., tenant. Incorporated herein by reference from Exhibit 10(v)(B)(2) to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002, filed on August 7, 2002   *

---

*   Incorporated by reference.

***   Filed herewith.

10.10	-	Second Amendment to Real Estate Retention Agreement, dated as of January 1, 2007, by and between Alexander's, Inc. and Vornado Realty L.P. Incorporated herein by reference from Exhibit 10.64 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 26, 2007	*
10.11	-	Amendment to 59th Street Real Estate Retention agreement, dated as of January 1, 2007, by and among Vornado Realty L.P., 731 Retail One LLC, 731 Restaurant LLC, 731 Office One LLC and 731 Office Two LLC. Incorporated herein by reference from Exhibit 10.65 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006, filed on February 26, 2007	*
10.12	-	First Amendment to Amended and Restated Management and Development Agreement, dated as of July 6, 2005, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. Incorporated herein by reference from Exhibit 10.52 to the registrant's Annual Report on Form 10-K, for the year ended December 31, 2007, filed on February 25, 2008	*
10.13	-	Second Amendment to Amended and Restated Management and Development Agreement, dated as of December 20, 2007, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. Incorporated herein by reference from Exhibit 10.53 to the registrant's Annual Report on Form 10-K, for the year ended December 31, 2007, filed on February 25, 2008	*
10.14	-	Third Amendment to Real Estate Retention Agreement, dated as of December 20, 2007, by and between Alexander's, Inc., and Vornado Realty L.P. Incorporated herein by reference from Exhibit 10.55 to the registrant's Annual Report on Form 10-K, for the year ended December 31, 2007, filed on February 25, 2008	*
10.15	-	Lease dated as of February 7, 2005, by and between 731 Office One LLC, as Landlord, and Citibank, N.A., as Tenant. Incorporated herein by reference from Exhibit 10.59 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 4, 2009	*
10.16	-	Assignment and Assumption and Consent Agreement, dated as of March 25, 2009, by and between 731 Office One LLC, as Landlord, Citicorp North America, Inc., as Assignor, and Bloomberg L.P., as Assignee. Incorporated herein by reference from Exhibit 10.60 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 4, 2009	*
10.17	-	Third Amendment to Amended and Restated Management and Development Agreement, dated as of November 30, 2011, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. Incorporated herein by reference from Exhibit 10.49 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 27, 2012	*
10.18	-	Fourth Amendment to Amended and Restated Management and Development Agreement, dated as of August 1, 2012, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. Incorporated herein by reference from Exhibit 10.2 to the registrants Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed on November 1, 2012	*
10.19	-	Fifth Amendment to Amended and Restated Management and Development Agreement, dated as of December 1, 2012, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. Incorporated herein by reference from Exhibit 10.54 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 26, 2013	*
10.20	-	Real Estate Sub-Retention Agreement dated as of February 28, 2014, by and between Alexander's Management LLC, as Agent, and Vornado Realty L.P., as Sub-Agent. Incorporated herein by reference from Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 5, 2014	*

---

*   Incorporated by reference.

10.21		-	Sixth Amendment to Amended and Restated Management and Development Agreement, dated as of March 21, 2014, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. Incorporated herein by reference from Exhibit 10.9 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 5, 2014	*
10.22		-	Rego Park II Residential Management and Development Agreement, dated as of March 21, 2014 by and between Alexander's of Rego Residential LLC and Vornado Management Corp. Incorporated herein by reference from Exhibit 10.10 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 5, 2014	*
10.23		-	Fourth Amendment to Real Estate Retention Agreement, dated December 22, 2014 by and between Alexander's, Inc. and Vornado Realty, L.P. Incorporated herein by reference from Exhibit 10.56 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 17, 2015	*
10.24		-	Second Amendment to 59th Street Real Estate Retention Agreement, dated December 22, 2014 by and between 731 Retail One LLC, 731 Restaurant LLC, 731 Office Two LLC and Vornado Realty, L.P. Incorporated herein by reference from Exhibit 10.57 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 17, 2015	*
10.25		-	First Amendment to Rego II Real Estate Sub-Retention Agreement, dated December 22, 2014 by and between Alexander's, Inc. and Vornado Realty L.P. Incorporated herein by reference from Exhibit 10.58 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 17, 2015	*
10.26		-	First Amendment to Real-Estate Sub-Retention Agreement, dated December 22, 2014 by and between Alexander's Management LLC and Vornado Realty, L.P. Incorporated herein by reference from Exhibit 10.59 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 17, 2015	*
10.27		-	Loan Agreement, dated as of August 5, 2015, by and between 731 Retail One LLC and 731 Commercial LLC, as Borrower, and JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A., and Landesbank Baden-Württemberg, New York Branch, as Lenders. Incorporated herein by reference from Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed on November 2, 2015	*
10.28	+	-	Second Amendment of Lease, dated as of the 12th of January 2016 between 731 Office One LLC and Bloomberg L.P. Incorporated herein by reference from Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed on May 2, 2016	*
10.29	**	-	Form of Alexander's Inc. 2016 Omnibus Stock Plan Deferred Stock Unit Grant Agreement between the Company and certain employees. Incorporated herein by reference from Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed on August 1, 2016	*
10.30		-	Amended and Restated Loan and Security Agreement, dated and made effective as of December 12, 2018, by and between Rego II Borrower LLC, as Borrower, and Bank of China, New York Branch, as Lender. Incorporated herein by reference from Exhibit 10.55 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2018, filed on February 11, 2019	*
10.31		-	Second Amended and Restated Promissory Note, dated December 12, 2018, by and between Rego II Borrower LLC, as Maker, and Bank of China, New York Branch, as Lender. Incorporated herein by reference from Exhibit 10.56 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2018, filed on February 11, 2019	*

*		Incorporated by reference.
**		Management contract or compensatory agreement.
+		Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission under Rule 24b-2. The omitted confidential material has been filed separately. The location of the redacted confidential information is indicated in the exhibit as "redacted."

10.32	-	Second Amended and Restated Mortgage, Assignment of Leases and Rents and Security Agreement, dated December 12, 2018, by and between Rego II Borrower LLC, as Mortgagor, and Bank of China, New York Branch, as Mortgagee. Incorporated herein by reference from Exhibit 10.57 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2018, filed on February 11, 2019	*
10.33	-	Amended and Restated Guaranty of Recourse Carveouts, dated December 12, 2018, by Alexander's, Inc., as Guarantor, to and for the benefit of Bank of China, New York Branch, as Lender. Incorporated herein by reference from Exhibit 10.58 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2018, filed on February 11, 2019	*
10.34	-	Amended and Restated Environmental Indemnity Agreement, dated December 12, 2018, among Rego II Borrower LLC and Alexander's, Inc., individually or collectively as Indemnitor, in favor of Bank of China, New York Branch, as Lender. Incorporated herein by reference from Exhibit 10.59 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2018, filed on February 11, 2019	*
10.35	-	Amended and Restated Participation and Servicing Agreement for Amended and Restated Loan and Security Agreement, dated December 12, 2018, between Bank of China, New York Branch, individually as Lender, Initial A-1 Holder and as the Agent for the Holders, and Alexander's of Rego Park II Participating Lender LLC, individually as Initial A-2 Holder. Incorporated herein by reference from Exhibit 10.60 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2018, filed on February 11, 2019	*
10.36	-	Waiver and Amendment No. 1 to Loan Agreement, dated October 10, 2019, by and among 731 Retail One LLC and 731 Commercial LLC, as Borrower, and JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A., and Landesbank Baden-Württemberg, New York Branch, as Lenders. Incorporated herein by reference from Exhibit 10.61 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 18, 2020	*
10.37	-	First Amendment to Amended and Restated Loan and Security Agreement, dated February 14, 2020, by and between Rego II Borrower LLC, as Borrower and Bank of China, New York Branch, as Lender. Incorporated herein by reference from Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 4, 2020	*
10.38	-	Amendment and Reaffirmation of Guaranty and Environmental Indemnity Agreement, dated February 14, 2020, by and between Alexander's, Inc., as Guarantor, and Bank of China, New York Branch, as Lender. Incorporated herein by reference from Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 4, 2020	*
10.39	-	Second Amended and Restated Participation and Servicing Agreement for Amended and Restated Loan and Security Agreement, dated February 14, 2020, between Bank of China, New York Branch, individually as Lender, Initial A-1 Holder and as the Agent for the Holders, and Alexander's of Rego Park II Participating Lender LLC, individually as Initial A-2 Holder. Incorporated herein by reference from Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 4, 2020	*
10.40	-	Omnibus Amendment to Loan Documents and Reaffirmation of Borrower and Guarantor, dated September 14, 2020, by and between 731 Retail One LLC and 731 Commercial LLC as Borrower, Alexander's, Inc. as Guarantor, JPMorgan Chase Bank, N.A. as Administrative Agent on behalf of the Lenders, and the Lenders. Incorporated herein by reference from Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed on November 2, 2020	*
10.41	-	Amended and Restated Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated September 14, 2020, by and between 731 Retail One LLC and 731 Commercial LLC as mortgagor and JPMorgan Chase Bank, N.A. as mortgagee and as Administrative Agent for the benefit of the Lenders. Incorporated herein by reference from Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed on November 2, 2020	*

| * | Incorporated by reference. |

10.42		-	Interest Guaranty, dated September 14, 2020, made by Alexander's, Inc. as Guarantor to JPMorgan Chase Bank, N.A. as Administrative Agent for the benefit of the Lenders. Incorporated herein by reference from Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed on November 2, 2020	*
10.43		-	Leasing Costs Guaranty, dated September 14, 2020, made by Alexander's, Inc. as Guarantor to JPMorgan Chase Bank, N.A. as Administrative Agent for the benefit of the Lenders. Incorporated herein by reference from Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed on November 2, 2020	*
10.44		-	Second Amendment to Amended and Restated Loan and Security Agreement, dated October 23, 2020, by and between Rego II Borrower LLC, as Borrower and Bank of China, New York Branch, as Lender. Incorporated herein by reference from Exhibit 10.53 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020, filed on February 16, 2021	*
10.45		-	Third Amendment to Loan and Omnibus Amendment, dated October 3, 2022, by and between 731 Retail One LLC and 731 Commercial LLC as Borrower, and JPMorgan Chase Bank, N.A. as Administrative Agent for the Lenders. Incorporated herein by reference from Exhibit 10.46 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 13, 2023	*
10.46		-	Third Amendment to Amended and Restated Loan and Security Agreement, dated December 1, 2022, by and between Rego II Borrower LLC, as Borrower and Bank of China, New York Branch, as Lender. Incorporated herein by reference from Exhibit 10.47 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 13, 2023	*
10.47		-	Third Amendment of Lease, dated as of the 20th of April 2016 between 731 Office One LLC and Bloomberg L.P. Incorporated herein by reference from Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed on May 6, 2024	*
10.48		-	Fourth Amendment of Lease, dated as of the 28th of June 2019 between 731 Office One LLC and Bloomberg L.P. Incorporated herein by reference from Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed on May 6, 2024	*
10.49		-	Fifth Amendment of Lease, dated as of the 17th of December 2021 between 731 Office One LLC and Bloomberg L.P. Incorporated herein by reference from Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed on May 6, 2024	*
10.50		-	Sixth Amendment of Lease, dated as of the 29th of March 2022 between 731 Office One LLC and Bloomberg L.P. Incorporated herein by reference from Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed on May 6, 2024	*
10.51		-	Seventh Amendment of Lease, dated as of the 19th of July 2022 between 731 Office One LLC and Bloomberg L.P. Incorporated herein by reference from Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed on May 6, 2024	*
10.52		-	Eighth Amendment of Lease, dated as of the 21st of July 2023 between 731 Office One LLC and Bloomberg L.P. Incorporated herein by reference from Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed on May 6, 2024	*
10.53	+	-	Ninth Amendment of Lease, dated as of the 3rd of May 2024 between 731 Office One LLC and Bloomberg L.P. Incorporated herein by reference from Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed on May 6, 2024	*

---

*	Incorporated by reference.
+	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10).

10.54		-	Second Amendment to Rego II Real Estate Sub-Retention Agreement, dated as of the 18th of June 2024 between Alexander's, Inc. and Vornado Realty L.P. Incorporated herein by reference from Exhibit 10.9 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed on August 5, 2024	*
10.55	+	-	Loan Agreement, dated as of September 30, 2024, between 731 Office One LLC, as Borrower, and German American Capital Corporation, JPMorgan Chase Bank, National Association and Wells Fargo Bank, National Association collectively, as Lender. Incorporated herein by reference from Exhibit 10.10 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed on November 4, 2024	*
10.56		-	Recourse Obligations Guaranty, dated as of September 30, 2024, made by Alexander's. Inc. as Guarantor to German American Capital Corporation, JPMorgan Chase Bank, National Association and Wells Fargo Bank, National Association collectively, as Lender. Incorporated herein by reference from Exhibit 10.11 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed on November 4, 2024	*
10.57		-	Bloomberg Obligations Guaranty, dated as of September 30, 2024, made by Alexander's. Inc. as Guarantor to German American Capital Corporation, JPMorgan Chase Bank, National Association and Wells Fargo Bank, National Association collectively, as Lender. Incorporated herein by reference from Exhibit 10.12 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed on November 4, 2024	*
10.58		-	Second Amendment to Real-Estate Sub-Retention Agreement, dated September 30, 2024 by and between Alexander's Management LLC and Vornado Realty, L.P. Incorporated herein by reference from Exhibit 10.13 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed on November 4, 2024	*
19.1		-	Insider Trading Policy	***
21		-	Subsidiaries of Registrant	***
23		-	Consent of Independent Registered Public Accounting Firm	***
31.1		-	Rule 13a-14 (a) Certification of the Chief Executive Officer	***
31.2		-	Rule 13a-14 (a) Certification of the Chief Financial Officer	***
32.1		-	Section 1350 Certification of the Chief Executive Officer	***
32.2		-	Section 1350 Certification of the Chief Financial Officer	***
97		-	Alexander's Inc. Restatement Clawback Policy. Incorporated herein by reference from Exhibit 97 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 12, 2024	*
101		-	The following financial information from the Alexander's, Inc. Annual Report on Form 10-K for the year ended December 31, 2024 formatted in Inline Extensible Business Reporting Language (iXBRL) includes: (i) consolidated balance sheets, (ii) consolidated statements of income, (iii) consolidated statements of comprehensive income, (iv) consolidated statements of changes in equity, (v) consolidated statements of cash flows and (vi) the notes to the consolidated financial statements	***
104		-	The cover page from the Alexander's, Inc. Annual Report on Form 10-K for the year ended December 31, 2024, formatted as iXBRL and contained in Exhibit 101	***

*	Incorporated by reference.
***	Filed herewith.
+	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10).

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ALEXANDER'S, INC.
(Registrant)


Date: February 10, 2025   By: /s/ Gary Hansen
                                                    Gary Hansen, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
By: /s/Steven Roth (Steven Roth)	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	February 10, 2025
By: /s/Gary Hansen (Gary Hansen)	Chief Financial Officer (Principal Financial and Accounting Officer)	February 10, 2025
By: /s/Thomas R. DiBenedetto (Thomas R. DiBenedetto)	Director	February 10, 2025
By: /s/David Mandelbaum (David Mandelbaum)	Director	February 10, 2025
By: /s/Mandakini Puri (Mandakini Puri)	Director	February 10, 2025
By: /s/Wendy Silverstein (Wendy Silverstein)	Director	February 10, 2025
By: /s/Arthur Sonnenblick (Arthur Sonnenblick)	Director	February 10, 2025
By: /s/Russell B. Wight Jr. (Russell B. Wight Jr.)	Director	February 10, 2025

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CORPORATE INFORMATION

Board of Directors

Steven Roth
Chairman of the Board of Trustees and Chief Executive Officer, Vornado Realty Trust; Partner, Interstate Properties

Thomas R. DiBenedetto[*]
President, Boston International Group, Inc.; President, Junction Investors Ltd.; Managing Director, Olympic Partners

David Mandelbaum
A member of the law firm of Mandelbaum & Mandelbaum, P.C.; Partner, Interstate Properties; Trustee, Vornado Realty Trust

Mandakini Puri[*]
Independent Consultant and Private Investor

Wendy A. Silverstein[*]
Co-Chief Executive Officer, StacomSilverstein

Arthur I. Sonnenblick
Former Senior Managing Director of Cushman & Wakefield Sonnenblick Goldman

Russell B. Wight, Jr.
Partner, Interstate Properties; Trustee, Vornado Realty Trust

Annual Meeting

The annual meeting of stockholders of Alexander's, Inc., will be held virtually via the Internet, on Thursday, May 22, 2025, at 10:00 A.M., New York City time. To attend the virtual meeting, please visit http://www.virtualshareholdermeeting.com/ALX2025.

Officers

Steven Roth
Chairman of the Board of Directors and Chief Executive Officer

Gary Hansen
Chief Financial Officer

Company Data

Executive Offices
210 Route 4 East
Paramus, New Jersey 07652

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
New York, New York

Counsel
Proskauer Rose LLP
New York, New York

Transfer Agent and Registrar
Equiniti Trust Company, LLC
New York, New York

Management Certifications
Our Chief Executive Officer and Chief Financial Officer provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002 and these certifications are included in our Annual Report on Form 10-K for the year ended December 31, 2024. In addition, as required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual, on May 28, 2024, our Chief Executive Officer submitted to the NYSE the annual CEO certification regarding the Company's compliance with the NYSE's corporate governance listing standards.

Report on Form 10-K
Stockholders may obtain a copy of our Annual Report on Form 10-K as filed with the Securities and Exchange Commission free of charge (except for exhibits) by writing to the Secretary, Alexander's, Inc., 888 Seventh Avenue, New York, New York, 10019 or by visiting our website at www.alx-inc.com and referring to the Company's filings with the Securities and Exchange Commission.

Stock Listing
New York Stock Exchange – ALX

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[*]Member of the Audit Committee